Form 10-K405, Exhibit 13
ALATENN RESOURCES INC
filed 1995-03-31
CIK 701288

                                                                      EXHIBIT 13




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of AlaTenn Resources, Inc.:

We have audited the accompanying consolidated balance sheets of AlaTenn Resources, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AlaTenn Resources, Inc. and subsidiaries as of December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.



                                                             Arthur Andersen LLP
Atlanta, Georgia
February 10, 1995

CONSOLIDATED STATEMENTS OF INCOME
(For the years ended December 31, 1994, 1993 and 1992)


------------------------------------------------------------------------------------------------
                                                              1994         1993         1992
------------------------------------------------------------------------------------------------
                                                         (In thousands, except per share amounts)
OPERATING REVENUES                                           $70,905     $119,022     $121,651
COST OF GOODS SOLD                                            55,319      106,881      109,684
------------------------------------------------------------------------------------------------
GROSS MARGIN                                                  15,586       12,141       11,967
------------------------------------------------------------------------------------------------
OTHER OPERATING EXPENSES:
  Operations                                                   6,779        4,655        4,421
  Maintenance                                                    345          376          251
  Depreciation and amortization                                  976          577          543
  Taxes other than income taxes                                  360          321          318
------------------------------------------------------------------------------------------------
                                                               8,460        5,929        5,533
------------------------------------------------------------------------------------------------
OPERATING INCOME                                               7,126        6,212        6,434
------------------------------------------------------------------------------------------------

RECOVERY OF ESTIMATED NONRECOVERABLE TAKE-OR-PAY EXPENSE          --        3,636           --
INTEREST AND OTHER INCOME                                        489          529          736
INTEREST EXPENSE                                                (330)        (248)        (193)
------------------------------------------------------------------------------------------------
NET INCOME BEFORE INCOME TAXES                                 7,285       10,129        6,977
------------------------------------------------------------------------------------------------
INCOME TAXES (NOTE 6)                                         (2,595)      (3,362)      (2,312)
------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                              4,690        6,767        4,665

INCOME FROM DISCONTINUED OPERATIONS (NOTE 2)                      --          565           --
------------------------------------------------------------------------------------------------
NET INCOME                                                   $ 4,690     $  7,332     $  4,665
================================================================================================
EARNINGS PER SHARE:
EARNINGS FROM CONTINUING OPERATIONS                          $  2.22     $   3.21     $   2.23
EARNINGS FROM DISCONTINUED OPERATIONS                             --         0.27           --
------------------------------------------------------------------------------------------------
NET INCOME PER SHARE                                         $  2.22     $   3.48     $   2.23
================================================================================================
AVERAGE COMMON SHARES OUTSTANDING                              2,113        2,108        2,094
================================================================================================


The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
(As of December 31, 1994 and 1993)


---------------------------------------------------------------------------------------------
ASSETS:                                                                       1994      1993
---------------------------------------------------------------------------------------------
                                                                              (In thousands)
CURRENT ASSETS:
  Cash and temporary cash investments                                       $   440 $  8,761
  Accounts receivable, including $2,462,000 in 1994 and $2,669,000 in 1993
    of take-or-pay settlement costs (Note 4)                                 10,643   13,598
  Materials and supplies, at average cost                                       521      504
  Inventories                                                                   745       --
  Prepaid expenses                                                              317      280
---------------------------------------------------------------------------------------------
                                                                             12,666   23,143
---------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT:
  Original cost                                                              33,123   27,681
  Less accumulated depreciation and amortization                             15,117   14,461
---------------------------------------------------------------------------------------------
                                                                             18,006   13,220
---------------------------------------------------------------------------------------------

OTHER ASSETS AND DEFERRED CHARGES:
  Take-or-pay settlement costs (Note 4)                                       2,197    4,230
  Patents, net                                                                5,944       --
  Goodwill, net                                                               2,765       --
  Other                                                                       2,159    2,060
---------------------------------------------------------------------------------------------
                                                                             13,065    6,290
---------------------------------------------------------------------------------------------
                                                                            $43,737  $42,653
=============================================================================================

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

-----------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AND LIABILITIES:                                                   1994         1993
-----------------------------------------------------------------------------------------------------------
                                                                                          (In thousands)
CURRENT LIABILITIES:
  Current maturities of long-term debt (Note 5)                                       $   203      $    --
  Accounts payable and accrued liabilities, including $741,000 in 1994 and $931,000
   in 1993 of take-or-pay obligations (Note 4)                                         10,025       13,987
  Accrued income and other taxes                                                          621          564
-----------------------------------------------------------------------------------------------------------
                                                                                       10,849       14,551
-----------------------------------------------------------------------------------------------------------

LONG-TERM DEBT, LESS CURRENT MATURITIES (NOTE 5)                                        2,682           --
-----------------------------------------------------------------------------------------------------------
OTHER LIABILITIES AND DEFERRED CREDITS:
  Take-or-pay obligations (Note 4)                                                         --          987
  Accumulated deferred income taxes (Note 6)                                            1,299        1,441
  Unamortized investment tax credits (Note 6)                                             256          270
  Other                                                                                 1,541          539
-----------------------------------------------------------------------------------------------------------
                                                                                        3,096        3,237
-----------------------------------------------------------------------------------------------------------

COMMON SHAREHOLDERS' EQUITY:
  Common shares, par value $0.10 per share, authorized 10,000,000 shares,
    issued 2,280,000 shares                                                               228          228
  Paid-in capital                                                                       6,049        6,007
  Retained earnings (Note 8)                                                           22,725       20,571
  Treasury shares, 164,516 shares in 1994 and 168,716 shares in 1993, at cost          (1,892)      (1,941)
-----------------------------------------------------------------------------------------------------------
                                                                                       27,110       24,865
-----------------------------------------------------------------------------------------------------------
                                                                                      $43,737      $42,653
===========================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(For the years ended December 31, 1994, 1993 and 1992)

----------------------------------------------------------------------------------------------------------------
                                                                               1994           1993        1992
----------------------------------------------------------------------------------------------------------------
                                                                                           (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                 $ 4,690        $ 7,332     $ 4,665
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                                            1,120            577         543
      Deferred income taxes                                                     (125)            19         965
      Provision for estimated nonrecoverable take-or-pay expense (Note 4)         --         (3,636)         --
      Net take-or-pay recoveries (Note 4)                                      1,128          1,563       1,177
      Other                                                                      121           (587)       (118)
----------------------------------------------------------------------------------------------------------------
                                                                               6,934          5,268       7,232

  Changes in current assets and liabilities:
  (Increase) decrease in accounts receivable                                   3,142          6,329      (5,284)
  (Increase) in other current assets                                          (1,757)          (180)        (84)
  Increase (decrease) in accounts payable and accrued liabilities             (3,125)        (2,156)      3,285
  Increase (decrease) in other current liabilities                               585            396      (3,476)
----------------------------------------------------------------------------------------------------------------
                                                                               5,779          9,657       1,673
----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of Ryder assets (Note 2)                                          (11,124)            --          --
  Property, plant and equipment additions                                     (1,390)          (578)     (3,036)
  Other                                                                           --             --         152
----------------------------------------------------------------------------------------------------------------
                                                                             (12,514)          (578)     (2,884)
----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in long-term indebtedness                                             870             --          --
  Issuance of common shares                                                       80            139         270
  Cash dividends paid                                                         (2,536)        (2,530)     (2,464)
----------------------------------------------------------------------------------------------------------------
                                                                              (1,586)        (2,391)     (2,194)
----------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND TEMPORARY CASH INVESTMENTS                (8,321)         6,688      (3,405)

CASH AND TEMPORARY CASH INVESTMENTS, BEGINNING OF YEAR                         8,761          2,073       5,478
----------------------------------------------------------------------------------------------------------------

CASH AND TEMPORARY CASH INVESTMENTS, END OF YEAR                            $    440        $ 8,761     $ 2,073
================================================================================================================

CASH PAID FOR:
  Interest (net of capitalized amounts)                                      $   315        $   253     $   187
  Income taxes (net of refunds)                                                2,742          2,294       4,750

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
The consolidated financial statements include the accounts of AlaTenn Resources, Inc. and its subsidiaries (the Company). All significant intercompany transactions and balances have been eliminated in consolidation.

Property, Plant and Equipment
Property, plant and equipment are stated at original cost. The cost of additions to property, plant and equipment includes direct labor and materials costs, allocable overheads and, in the case of pipeline plant, an allowance for the estimated cost of equity and debt funds used during construction (AFUDC). Such provisions for AFUDC are not reflected separately in the accompanying consolidated statements of income as the amounts are not material. Maintenance and repairs, including the cost of renewals of minor items of property, are charged principally to expense as incurred. Replacements of property
(exclusive of minor items of property) are charged to the appropriate property accounts. Upon retirement of a pipeline plant asset, its cost is charged to accumulated depreciation together with the cost of removal, less salvage value.

Depreciation
Depreciation on pipeline plant is calculated using the composite rate method which approximates an average depreciation rate of 2.0% in 1994 and 2.1% in 1993 and 1992. Depreciation on facilities and equipment used in the manufacture of health care products is calculated on a straight-line basis over the useful lives of the assets.

Operating Revenue
The Company recognizes revenue from natural gas sales and transportation service in the period the service is provided. Provision is made for possible refund of revenues collected which are subject to future rate decisions. Revenues from the sale of health care products are recognized on an accrual basis, at the time of sale.

Income Taxes
The Company's deferred income taxes for 1994 and 1993 reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. These temporary differences are determined in accordance with Statement of Financial Accounting Standard (SFAS) No. 109, Accounting for Income Taxes (see Note 6), and are more inclusive in nature than timing differences as determined under previously applicable accounting principles which applied in 1992. Investment tax credits are deferred and amortized to income over the lives of the related assets (see Note 6).

Inventory
Inventories are stated at lower of cost or market. Cost is determined by using the first-in, first-out method.

Goodwill
Goodwill represents the excess of cost over the fair market value of tangible and identifiable intangible net assets. Goodwill is being amortized over 25 years.

Patents
Values assigned to patents were agreed to at the time of the acquisition between selling and acquiring parties and are being amortized over the remaining life of the individual patents.

Temporary Cash Investments
Temporary cash investments are securities with original maturities of 90 days or less. For purposes of the Consolidated Statements of Cash Flows, temporary cash investments are considered cash equivalents.

Financial Presentation
Certain prior year amounts have been reclassified to conform with current year presentation.

2. ACQUISITIONS AND DISPOSITIONS OF ASSETS AND SUBSIDIARIES
Acquisition of Ryder International
On April 19, 1994, the Company, through RIC Acquisition Corporation, a wholly-owned subsidiary of the Company formed to effect the acquisition, purchased the business of Ryder International Corporation by acquiring its operating assets, including plant, equipment, inventory, patents and other intangibles but excluding cash and receivables, and assuming substantially all of its liabilities. The Company paid to Ryder International Corporation, including post-closing adjustments, $11.1 million in cash, issued a promissory note in the principal amount of $1.0 million and assumed liabilities totaling $2.2 million. To purchase the business of Ryder International Corporation, the Company used available cash and borrowings on a revolving loan agreement with a bank group. As of year end, the Company's remaining indebtedness associated with this acquisition was $2.9 million. The acquisition was recorded using the purchase method of accounting. Accordingly, the purchase price was allocated to the assets and liabilities acquired based on their estimated fair value at the date of acquisition. The excess of the consideration paid over the estimated fair value of the assets acquired of $2.4 million was recorded as goodwill and is being amortized over 25 years. Only results from operations subsequent to the acquisition date are reflected in the accompanying consolidated financial statements. Following the closing, RIC Acquisition Corporation's name was changed to Ryder International Corporation (Ryder).

Ryder is principally engaged in the design, development, manufacture and sale of proprietary products for the health care industry, including disposable or semi-disposable soft contact lens storage and disinfection systems and diagnostic products used or distributed by major health care companies. These products are generally marketed to major health care companies, both in the U.S. and overseas, in conjunction with their technology and products.

The following table presents selected financial data on a pro forma basis assuming the purchase of the business of Ryder International Corporation had occurred as of January 1, 1994 and 1993. The pro forma data reflect asset and liability values and other assumptions which are based on estimates and subject to revision. The pro forma combined results presented have been prepared for comparative purposes only and are not necessarily indicative of actual results that would have been achieved had the acquisition occurred at the beginning of the periods presented or of future results.

                                           Twelve Months Ended December 31,
                                                1994            1993
---------------------------------------------------------------------------
Operating Revenues (000)                      $73,925         $129,432
Income From Continuing
  Operations (000)                            $ 4,937         $  7,767
Net Income (000)                              $ 4,937         $  8,332
Net Income Per Share                          $  2.34         $   3.94

Disposal of Assets
In the second quarter of 1993, the Company recorded income of $565,000 for additional tax benefits associated with the disposal of the assets of End Devices, Inc. which the Company sold in 1990. This income has been reflected as income from discontinued operations in 1993 in the Consolidated Statements of Income.

3. REGULATORY AND RATE MATTERS
The Companys interstate pipeline subsidiary, Alabama-Tennessee Natural Gas Company (Alabama-Tennessee), is regulated by the Federal Energy Regulatory Commission (FERC). The FERC establishes the maximum and minimum transportation rates Alabama-Tennessee is permitted to charge its customers. The Company's intrastate pipeline subsidiary, Tennessee River Intrastate Gas Company, Inc. (TRIGAS), is regulated by the Alabama Public Service Commission (APSC). The rates to TRIGAS's transportation customers are determined by negotiated contracts which were approved by the APSC.

On April 1, 1993, Alabama-Tennessee increased its jurisdictional rates from rates that had been in effect since April, 1990. This rate increase was agreed to in an uncontested settlement with Alabama-Tennessee's customers which the FERC approved on December 30, 1993. As a result of this settlement, Alabama-Tennessee realized an increase in its jurisdictional revenues of approximately $400,000 per year which was offset by the lower recovery of certain demand charges, resulting in a net decrease of approximately $350,000 per year compared with actual jurisdictional revenues realized in the twelve months ended May 31, 1992, the base period used in the rate filing.

On April 8, 1992, August 3, 1992, and November 27, 1992, the FERC issued Order Nos. 636, 636-A and 636-B, respectively (together hereafter referred to as the "Restructuring Rule" or the "Rule"). Under the Restructuring Rule, which is pending federal appellate court review, all interstate natural gas pipelines were required to make a number of changes in the structure of the services they provide effective with the 1993-1994 winter heating season. Among other things, in these orders the FERC required interstate pipelines to revise their tariffs so as to reflect the unbundling or separation of their sales services from their transportation services. The Restructuring Rule provides that interstate pipelines are permitted to recover all transition costs prudently incurred in complying with the new rules, including all costs prudently incurred in realigning natural gas supply contracts.

Alabama-Tennessee implemented restructured services on its system as of September 1, 1993 in compliance with the FERC's orders under the Restructuring Rule. This implementation included: 1) termination of all sales service arrangements such that since September 1, 1993, Alabama-Tennessee has been providing transportation service only; 2) the assignment of all upstream firm transportation capacity held by Alabama-Tennessee to its former firm sales customers; 3) the transfer of all sales service functions to Alabama-Tennessee's marketing affiliate, AlaTenn Energy Marketing Company, Inc.; 4) the establishment and maintenance of a capacity release program which allows transporters on its system to sell unused firm capacity to third parties and 5) the development and maintenance of an electronic bulletin board.

Alabama-Tennessee did not have any contracts with producers for the purchase of natural gas supplies at the time of restructuring and, therefore, did not incur any gas supply realignment costs directly with producers in connection with its implementation of restructured service under the Rule. However, Alabama-Tennessee's historical supplier, Tennessee Gas Pipeline Company (TGP), has made a series of filings with the FERC, commencing in 1993, for recovery from its customers of certain transition costs incurred as a result of its implementation of services under the Rule, including $5,489,232 from Alabama-Tennessee. As of December 31, 1994, Alabama-Tennessee had paid this amount to TGP and has recovered most of these costs and has contractual arrangements which allow for the recovery of the balance over the next three years.

The facilities of Ryder, the Company's medical products subsidiary, are registered with the Food and Drug Administration (FDA). All medical products are manufactured in accordance with Good Manufacturing Practices as set forth in the Food, Drug and Cosmetic Act of 1938. The FDA does not establish or regulate price levels for products manufactured by Ryder.

4. TAKE-OR-PAY ISSUE
During the 1980s and early 1990s, many interstate natural gas pipelines incurred significant take-or-pay liabilities owed to natural gas producers. These liabilities arose because of reduced levels of purchases and sales of natural gas by the pipelines due primarily to certain regulatory changes which allowed their customers to switch from sales to transportation services. During that period, Alabama-Tennessee did not have any gas purchase contracts directly with natural gas producers. TGP was the sole supplier of Alabama-Tennessee's firm natural gas requirements prior to Alabama-Tennessee's implementation of restructured services under the Rule as of September 1, 1993. Accordingly, Alabama-Tennessee and the other subsidiaries of the Company did not incur any direct take-or-pay obligations to natural gas suppliers or producers. However, through various orders issued during the period from 1988 to 1992, the FERC allowed TGP to pass on to its customers, including Alabama-Tennessee, one-half of the take-or-pay buyout and buydown costs of certain of its gas purchase contracts with producers up to a maximum recovery of $645 million. The portion of this maximum take-or-pay obligation which Alabama-Tennessee owed to TGP under various FERC approved orders, including interest, totaled $23 million. As a result of payments to TGP, Alabama-Tennessee's take-or-pay obligation to TGP has been reduced to $0.7 million, including interest, as of December 31, 1994.

During the period from 1988 through 1991, Alabama-Tennessee made several filings with the FERC, which were disputed by its customers, to pass through to its jurisdictional customers a certain amount of take-or-pay charges billed to it by TGP. In 1991, Alabama-Tennessee reached a settlement with its resale customers, as well as with one direct industrial customer, which provided for the recovery of a portion of the take-or-pay costs billed to it by TGP. The Company currently estimates that Alabama-Tennessee will ultimately recover approximately 89% of the $23 million take-or-pay costs billed by TGP. Alabama-Tennessee's take-or-pay accounts receivable balance, net of customer payments, was $4.5 million as of December 31, 1994.

In 1989, the Company recorded a net provision for estimated non-recoverable take-or-pay expense of $6.4 million. However, changes in the allocation methodology employed by the FERC and agreements with customers in 1991 resulted in a favorable, after-tax adjustment of $3.4 million in the estimate for non-recoverable take-or-pay expense. Based on this favorable adjustment and a favorable settlement with the Internal Revenue Service (IRS) in 1993 concerning the Company's treatment of take-or-pay payments and collections in certain tax returns, the Company recorded income in 1993 of $3.6 million, reduced by income taxes of $1.3 million.

5. LONG-TERM DEBT AND OTHER BORROWINGS
Long-term debt as of year-end consisted of the following (in thousands):

------------------------------------------------------------------------
                                                    1994           1993
------------------------------------------------------------------------
Revolving credit agreement                         $  870       $    --
Industrial revenue bonds                            1,015            --
Notes payable                                       1,000            --
------------------------------------------------------------------------
                                                    2,885            --
Less amounts due in one year                          203            --
------------------------------------------------------------------------
                                                   $2,682       $    --
========================================================================

At December 31, 1994, the Company had $870,000 borrowed under a $10 million unsecured revolving loan commitment with a group of banks. On January 20, 1995, the Company terminated this agreement and entered into a $20 million revolving loan agreement with a different bank. Under the new agreement there is a $10 million unsecured revolving facility and a $10 million revolving facility which must be secured at the time it is used. The agreement provides for a one-year term with an automatic one-year extension providing the Company is in compliance with the loan agreement. Subsequent one-year terms are subject to certain additional conditions, including possible adjustments to financial covenants. At any time during the term of the agreement, the Company may convert any or all outstanding amounts, under either facility, to a secured term loan with a minimum maturity of two years. Loans made on the secured or unsecured facility bear interest of 1.00% over the 90 day LIBOR rate. The Company is required to pay a fee of .25% per annum on the daily unused amount of the commitment. If the Company chooses to convert to a term loan, such loan would bear interest at 1.50% over the 90 day LIBOR rate. The Company's ability to borrow funds under the secured and unsecured credit facilities is contingent on meeting certain restrictions in the loan agreement. Among other things, the agreement requires minimum net income and tangible net worth levels and mainte-nance of specified debt to tangible net worth, cash flow to current maturities and interest coverage ratios. The Company currently is in compliance with all requirements.

The industrial revenue bonds bear interest at 70% of the prime rate with a minimum rate of 6%, payable monthly beginning August 1, 1984, and are secured by the land, buildings and equipment of Ryder, the Company's health care products subsidiary and by a guaranty of the Company. In April 1994, Ryder executed a promissory note, guaranteed by the Company, for $1.0 million to the former owner of the business. Interest is paid quarterly at 6% on the unpaid balance.

The aggregate maturities of long term debt, including current maturities, for the next five years and thereafter are as follows:

------------------------------------------------------------
1995      1996       1997       1998       1999       TOTAL
           (In thousands)             and thereafter
------------------------------------------------------------
$203      $203       $703       $703       $1,073     $2,885
============================================================

6. INCOME TAXES
The items comprising income tax expense are as follows:

------------------------------------------------------------------
                                         1994    1993    1992
                                            (In thousands)
------------------------------------------------------------------
Charged to income tax expense:
  Current--Federal                   $ 2,563    $ 2,404    $ 1,343
  Current--State                         260        247        126
------------------------------------------------------------------
                                       2,823      2,651      1,469
------------------------------------------------------------------
  Deferred--Federal                     (207)        73        757
  Deferred--State                         (7)        87        101
------------------------------------------------------------------
                                        (214)       160        858
------------------------------------------------------------------
Investment tax credits                   (14)       (14)       (15)
------------------------------------------------------------------
Total income tax expense             $ 2,595    $ 2,797    $ 2,312
==================================================================

On February 10, 1992, the Financial Accounting Standards Board (FASB) issued Statement No. 109, "Accounting For Income Taxes" (SFAS 109), which changed the criteria for measuring the provisions of income taxes and recognizing deferred tax assets and liabilities on the balance sheet. The Company adopted the new accounting and disclosure rules of SFAS 109 in the first quarter of 1993 and did not restate prior periods. The adoption of SFAS 109 did not have a material effect on the Company's financial results in 1994, but did require a one-time adjustment that increased income by $184,000 in the first quarter of 1993.

Temporary differences and carryforwards which gave rise to a significant portion of deferred tax assets and liabilities as of December 31, 1994 and 1993 are as follows:

---------------------------------------------------------
                                           1994     1993
                                          (In thousands)
---------------------------------------------------------
Deferred tax assets:
Deferred investment tax credits          $   93   $   98
Provisions for refunds                      465      344
Benefit plans                               251      153
Other, net                                  369      259
---------------------------------------------------------
  Subtotal                                1,178      854
  Valuation allowance                        --       --
---------------------------------------------------------
  Total deferred tax assets              $1,178   $  854
=========================================================

Deferred tax liabilities:
Depreciation and basis differences       $1,928   $1,669
Pensions                                    135      120
Other, net                                  414      506
---------------------------------------------------------
  Total deferred tax liabilities         $2,477   $2,295
=========================================================

No valuation allowance is deemed necessary, as the Company anticipates generating adequate future taxable income to realize the benefits of all deferred tax assets on the balance sheet.

During 1992, deferred income taxes were provided for significant timing differences in recognition of revenue and expenses between income tax and financial statement reporting purposes. The components of the deferred income tax provision in 1992 totaled $858,000 and included $198,000 related to tax depreciation exceeding book depreciation and a $923,000 tax effected timing difference between revenues recorded for income tax purposes and financial reporting purposes offset by a benefit of $263,000 related to other sundry items. Total income tax expense differs from the amount which would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below:

--------------------------------------------------------------------
                                         1994       1993       1992
                                               (In thousands)
--------------------------------------------------------------------
Income tax expense at statutory
  federal income tax rate             $ 2,477    $ 3,444    $ 2,372
Increase (decrease) resulting from:
  State income taxes                      166        232        149
  Capital loss carryovers                  --         --        (25)
  Tax exempt interest                     (46)       (40)       (12)
  Other, net                               (2)      (839)      (172)
--------------------------------------------------------------------
Total income tax expense              $ 2,595    $ 2,797    $ 2,312
====================================================================


7. COMMON SHARES
The Company utilized 4,200 and 6,700 treasury shares in 1994 and 1993, respectively, to make distributions under its Restricted Shares Compensation Plan for Non-employee Directors, its 1994 Stock Incentive Plan and its 1990 Stock Option Plan (see Note 11). At December 31, 1994 there were 164,516 shares being held in treasury and the cost of the shares is shown as a reduction in common shareholders' equity in the Consolidated Balance Sheets.

The Company has adopted a Common Share Purchase

Rights Plan which is intended to protect the interests of shareholders in the event of a hostile attempt to take over the Company. The Rights, which are not presently exercisable and do not have any voting powers, represent the right of the Company's shareholders to purchase at a substantial discount, upon the occurrence of certain events, common shares of the Company or of an acquiring company involved in a business combination with the Company.

8. RETAINED EARNINGS
The following is a recap of consolidated retianed earnings for the years ended December 31, 1994, 1993, 1992:

--------------------------------------------------------------------------------
                                                      1994      1993      1992
                                                           (In thousands)
--------------------------------------------------------------------------------
Balance, beginning of year                          $20,571   $15,769   $13,568
Add-Net income for the year                           4,690     7,332     4,665
Deduct-Cash dividends, $1.20
  per share in 1994 and in 1993 and
  $1.175 per share in 1992                           (2,536)   (2,530)   (2,464)
--------------------------------------------------------------------------------
Balance, end of year                                $22,725   $20,571   $15,769
================================================================================

9. REVENUES FROM MAJOR CUSTOMERS
In 1994, approximately $23.0 million (32.4%) and $8.8 million (12.4%) of the Company's operating revenues were attributable to two natural gas customers.

In 1993, approximately $24.6 million (20.7%), $18.4 million (15.5%), $18.1 million (15.2%) and $13.2 million (11%) of the Company's operating revenues were attributable to four natural gas customers.

In 1992, approximately $21.7 million (17.8%), $19.4 million (16%) and $18.0 million (14.8%) of the Company's operating revenues were attributable to three natural gas customers.

10. EMPLOYEE RETIREMENT AND BENEFIT PLANS
A noncontributory retirement plan is maintained for all regular employees of the Company. The plan provides benefits based on years of service and other factors. The Company's funding policy is to make the annual contributions required by applicable regulations and recommended by its actuary.

Net pension income for 1994, 1993 and 1992 included the following components:

--------------------------------------------------------------
                                 1994        1993        1992
                                       (In thousands)
--------------------------------------------------------------
Service cost                    $ 139       $  94       $  91
Interest cost                     277         271         268
Actual return on assets            66        (429)       (345)
Net amortization and deferral    (492)         20         (52)
--------------------------------------------------------------
Net periodic pension income     $ (10)      $ (44)      $ (38)
==============================================================

The following schedule sets forth the plan's funded status as of December 31, 1994 and 1993 and the amounts recognized in the Company's Consolidated Balance Sheets during those years:

-----------------------------------------------------------------------
                                                   1994         1993
                                                     (In thousands)
-----------------------------------------------------------------------
Actuarial present value
  of benefit obligation
    Vested                                       $ 2,827       $ 3,040
    Non-vested                                        33            79
-----------------------------------------------------------------------
Accumulated benefit obligation                   $ 2,860       $ 3,119
-----------------------------------------------------------------------

Projected benefit obligation                     $(3,436)      $(3,884)
Plan assets at fair value                          4,569         4,841
-----------------------------------------------------------------------
Plan assets in excess of
    projected benefit obligation                   1,133           957
Unrecognized net loss (gain)                        (128)           98
Unrecognized net assets at date
    of initial adoption                             (618)         (678)
-----------------------------------------------------------------------
Prepaid pension asset                            $   387       $   377
=======================================================================

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation shown above was 8.50% in 1994 and 7.25% in 1993. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation shown above was 6% in both 1994 and 1993. The expected long-term rate of return on assets was 8% in both years. At December 31, 1994, plan assets were invested approximately 45% in fixed income securities, 4% in cash and cash equivalents and 51% in equity securities.

Effective July 1, 1992, the Company adopted a nonqualified Supplemental Executive Retirement Plan (SERP) which provides additional pension benefits to certain executive officers of the Company. Expense recognized in connection with the SERP in 1994, 1993 and 1992 was $50,356, $39,824 and $19,912,
respectively.

The Company also sponsors a defined contribution 401(k) plan and a supplemental thrift plan for its employees, including Ryder's employees who were added to the plan on August 1, 1994. These plans provide participants a mechanism for making contributions for retirement savings. Each participant may contribute certain amounts of eligible compensation. The Company makes a matching contribution to the plans. The Company's contribution under these plans was $166,498 in 1994, $104,038 in 1993 and $99,884 in 1992.

The Company also provides certain contributory postretirement health care and life insurance benefits to full-time employees of Alabama-Tennessee. The Company's commitment towards the cost of these postretirement health care benefits in the year 2000 and later are capped based on the levels provided in 1999.

The Company adopted FASB Statement No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions (SFAS 106) effective as of January 1, 1993. Prior to 1993, the Company recognized these postretirement benefits in the year the benefits were paid. Postretirement benefits charged to expense in 1992 were $28,678. In its last rate case, Alabama-Tennessee was allowed by the FERC to recover these SFAS 106 costs in its rates. Therefore, the adoption of this new standard did not have a material impact on the Company's financial results. Alabama-Tennessee, in compliance with requirements by the FERC, has established a VEBA trust and is currently funding and plans to continue funding these expenses, calculated in accordance with SFAS 106. The expected long-term rate of return on plan assets was 8% as of December 31, 1994. The investment income of the trust is subject to federal income tax.

The following schedule presents the plan's funded status reconciled with amounts recognized in the Company's statement of financial position as of December 31, 1994 and 1993:

----------------------------------------------------------------
                                                  1994     1993
                                                  (In thousands)
----------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                       $(355)   $(376)
  Fully eligible active plan participants         (118)    (122)
  Other active plan participants                  (113)    (119)
----------------------------------------------------------------
  Total                                          $(586)   $(617)
Plan Assets                                        122       90
----------------------------------------------------------------
Accumulated postretirement benefit obligation
  in excess of plan assets                       $(464)   $(527)
Unrecognized prior service cost                     --       --
Unrecognized net loss                              (25)       1
Unrecognized transition obligation                 498      526
----------------------------------------------------------------
Accrued postretirement benefit cost              $   9    $  --
================================================================

Net periodic postretirement benefit cost included the following components:

-------------------------------------------------------------------
                                                      1994    1993
                                                     (In thousands)
-------------------------------------------------------------------
Service cost                                          $ 15    $ 18
Interest cost                                           44      44
Actual return on plan assets                             3      --
Amortization of transition obligation over 20 years     28      28
Net amortization and deferral                           (9)     --
-------------------------------------------------------------------
Net periodic postretirement benefit cost              $ 81    $ 90
===================================================================

The assumed rate of increase in the per capita cost of covered health care benefits for pre age 65 plan participants is 11.5% for 1995 and is assumed to decrease gradually to 6.5% by 2005 and then remain level. For post age 64 participants, the rate is 11.5% for 1995 and is assumed to decrease gradually to 6.0% by 2006 and then remain level. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $2,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1994 by $200.

The discount rate used in determining the accumulated postretirement benefit obligation was 8.50% at December 31, 1994 and 7.25% at December 31, 1993.

11. STOCK OPTION PLAN
During 1994, the shareholders of the Company approved the adoption of the Company's 1994 Key Employee Stock Incentive Plan (the Stock Incentive Plan). The Stock Incentive Plan provides for the grant to key employees of incentive and nonqualified options and restricted shares up to 105,000 common shares of the Company. The purchase price of the shares under option must be at least equal to the fair market value of such shares on the date of grant. The options granted become exercisable no earlier than six months and one day after date of grant and expire ten years after date of grant. The purchase price, if any, to be paid for restricted shares is fixed by the Compensation Committee of the Company. During 1990, the shareholders of the Company had approved the adoption of the Company's 1990 Stock Option Plan which provided for the grant to key employees of incentive and nonqualified options to purchase common shares of the Company.

Option transactions for the years 1992, 1993 and 1994 are as follows:

------------------------------------------------------------
                              Shares         Price Per Share
------------------------------------------------------------
Options outstanding at
  December 31, 1991           47,500         $10.125-15.50
Granted in 1992               18,000         $20.000-24.125
Exercised in 1992            (16,500)        $10.125-15.50
------------------------------------------------------------
Options outstanding at
  December 31, 1992           49,000         $10.125-24.125
Granted in 1993               28,500         $22.75
Exercised in 1993             (3,500)        $14.875-20.00
------------------------------------------------------------
Options outstanding
  at December 31, 1993        74,000         $10.125-24.125
Granted in 1994               37,350         $17.50-21.75
Exercised in 1994                 --               --
------------------------------------------------------------
Options outstanding
  at December 31, 1994       111,350         $10.125-24.125
============================================================

As of December 31, 1994 there remained 68,900 shares for which options may be granted in the future under the Stock Incentive Plan.

12. SEGMENT INFORMATION
Beginning in 1994, with the acquisition of Ryder, the Company classifies its continuing operations into two industry segments which are described in Management's Discussion and Analysis of Financial Condition and Results of Operations. Summarized financial information for these segments is as follows:

---------------------------------------------------------------------------
                                               SEGMENT
---------------------------------------------------------------------------
                                               Health
                                  Energy     Care Products     Consolidated
At December 31, 1994, and
for the year then ended (000s)
Revenues                         $63,445        $  7,460          $70,905
Operating income (pre-tax)         5,899           1,227            7,126
Depreciation (charged to
  expense)                           567             409              976
Identifiable assets               28,216          15,521           43,737
===========================================================================

13. QUARTERLY FINANCIAL DATA (UNAUDITED)
Quarterly financial data for 1994 and 1993 are as follows:

-----------------------------------------------------------------------------------
 Quarter              Operating             Operating                     Earnings
  Ended                Revenue               Income        Net Income     Per Share
-----------------------------------------------------------------------------------
                          (In thousands, except per share amounts)
3/31/94                $20,007              $ 1,168         $ 1,288        $ 0.61
6/30/94                 16,963                1,163           1,096          0.52
9/30/94                 16,715                1,168           1,139          0.54
12/31/94                17,220                1,176           1,167          0.55
-----------------------------------------------------------------------------------

3/31/93                $36,843              $ 1,368         $ 1,627        $ 0.77
6/30/93                 30,309                  828           3,739          1.78
9/30/93                 28,135                  874             963          0.46
12/31/93                23,735                  982           1,003          0.47
===================================================================================

Net income and earnings per share for the second quarter of 1993 include income attributable to a favorable revision to a provision for estimated nonrecoverable take-or-pay expense and income from discontinued operations (see Notes 2 and 4). The sums of the quarterly per share amounts do not equal the annual amounts due to changes in shares outstanding during the periods.

SELECTED FINANCIAL DATA
(In thousands except per share amounts)

-----------------------------------------------------------------------------------------------------
                                                    1994       1993       1992       1991       1990
-----------------------------------------------------------------------------------------------------
Operating revenues:
  Industrial sales (3)                            $40,688   $ 62,234   $ 56,825    $48,570    $39,367
  Resale sales (3)                                  8,506     49,132     45,734     35,503     43,431
  Transportation                                   11,050      6,525      4,550      4,219      4,090
  Natural gas marketing                             3,119      1,052     14,474      5,270      2,399
  Distribution sales                                   82         79         68        284        352
  Health care products                              7,460         --         --         --         --
-----------------------------------------------------------------------------------------------------
    Total operating revenues                      $70,905   $119,022   $121,651    $93,846    $89,639
-----------------------------------------------------------------------------------------------------

Income from continuing operations                 $ 4,690   $  6,767   $  4,665    $ 7,934    $ 3,869

Net income (1) (2)                                  4,690      7,332      4,665      8,375      3,869

Total assets                                       43,737     42,653     42,766     44,858     38,487

Long-term debt (including current maturities)       2,885         --         --         --         --

Income from continuing operations, per share         2.22       3.21       2.23       3.80       1.72

Net income per share                                 2.22       3.48       2.23       4.01       1.72

Dividends per share                                  1.20       1.20       1.18       1.10       1.10

Average shares outstanding                          2,113      2,108      2,094      2,089      2,251

Pipeline sales volume (MMBtu)                          --      3,182        372        667      3,925

Pipeline transportation volumes (MMBtu) (3)        42,098     42,297     41,550     39,842     34,510

Natural gas marketing volumes (MMBtu)               2,613        836      7,897      3,358      1,013
-----------------------------------------------------------------------------------------------------

(1) The 1993 amount includes income of $565,000 related to discontinued operations and $2.3 million attributable to a favorable revision of an after-tax provision recorded in 1989 of $6.4 million for estimated nonrecoverable take-or-pay expense.
(2) The 1991 amount includes a $1.0 million after-tax gain on sale of assets and income of $3.4 million attributable to a favorable revision of an after-tax provision recorded in 1989 of $6.4 million for estimated nonrecoverable take-or-pay expense.
(3) Revenues and volume amounts include sales volumes in MMMBtu of 19,924 in 1994, 33,538 in 1993, 38,436 in 1992, 35,855 in 1991 and 26,928 in 1990,
    which were sold to pipeline customers by a marketing subsidiary of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL
AlaTenn Resources is a diversified holding company which provides natural gas service to the lower Tennessee Valley area and manufactures products for the health care industry. The Company is engaged in two lines of business: (1) energy - natural gas transmission and marketing and (2) manufacture of innovative products for the health care industry. The Company's natural gas business is conducted primarily by Alabama-Tennessee Natural Gas Company (Alabama-Tennessee), Tennessee River Intrastate Gas Company, Inc. (TRIGAS) and AlaTenn Energy Marketing Company, Inc. (ATEMCO). Alabama-Tennessee operates an interstate natural gas pipeline which provides natural gas transmission service directly to six industrial plants and 17 municipal gas systems in the Tennessee Valley and is regulated by the Federal Energy Regulatory Commission (FERC). TRIGAS operates an intrastate natural gas pipeline in northern Alabama which serves two major customers with which it has long-term contracts. ATEMCO is a natural gas marketing company and sells natural gas primarily under spot contracts to customers both on and off the Company's pipeline systems.

The Company's health care products business is conducted by Ryder International Corporation (Ryder), and was acquired in April 1994. Ryder is principally engaged in the design, development, manufacture and sale of proprietary products for the health care industry. Ryder currently holds over 100 design and use patents. Its products include disposable or semi-disposable soft contact lens storage and disinfection systems and diagnostic products used or distributed, both domestically and internationally, by major health care companies (see Notes 2 and 12 of Notes to Consolidated Financial Statements).

During the last ten years, the natural gas industry has undergone substantial change, in part in response to certain actions taken by the FERC to promote greater competition within the industry. The FERCs actions to increase the availability of transportation services on the interstate pipeline system, together with the oversupply of deliverable natural gas, have had a significant impact on the way pipeline companies operate.

Some of the major steps taken by the Company during recent years, partially in response to the changes in its natural gas business, which have favorably affected the Companys earnings include the following: 1) settlements with its customers and with the Internal Revenue Service of various take-or-pay issues which resulted in favorable after-tax adjustments in 1991 and 1993 of $3.4 and $2.3 million, respectively, to a 1989 provision for nonrecoverable take-or-pay expenses (see Note 4 of Notes to Consolidated Financial Statements); 2) the development of ATEMCO, a natural gas marketing company; 3) the construction by TRIGAS of a 38-mile intrastate pipeline which was placed in service in 1990; and 4) entry into the health care products industry in April 1994.

RESULTS OF OPERATIONS
The Company's 1994 net income was $4.7 million or $2.22 per share compared with $7.3 million or $3.48 per share in 1993 and with $4.7 million or $2.23 per share in 1992. However, net income in 1993 included income from a favorable adjustment to a 1989 provision for estimated nonrecoverable take-or-pay expense and a favorable adjustment to a reserve established in 1989 for a discontinued operation. Excluding these items, net income in 1993 was $4.4 million or $2.11 per share.

Operating revenues were $70.9 million in 1994 compared with $119.0 million in 1993 and $121.7 million in 1992. For 1994, $7.5 million of revenues was attributable to the operations of Ryder subsequent to the Company's acquisition of its business in April 1994. The acquisition of Ryder's business was recorded using the purchase method of accounting. Accordingly, only results from Ryder's operations subsequent to the acquisition date of April 19, 1994 are reflected in the Company's financial statements for 1994 and results for prior years are not included. The decrease in natural gas revenues to $63.4 million in 1994 from $119.0 million in 1993 and $121.7 million in 1992 was primarily attributable to lower sales volumes by ATEMCO, lower Alabama-Tennessee revenues due to the impact of Order 636 on operations and lower spot market natural gas prices in 1994 compared with 1993. The significant decline in revenues did not have a corresponding effect on earnings as explained below in the discussion of gross margins. The decrease in 1993 revenues compared with 1992 was attributable to lower sales volumes by ATEMCO that were partially offset by higher pipeline transportation volumes and higher spot market natural gas prices in 1993 compared with 1992. ATEMCO's sales volumes (including off-system sales) decreased by 34% in 1994 from 1993 sales and decreased in 1993 by 25% compared with its 1992 sales. The reduction in ATEMCO's sales in 1994 resulted from reduced spot-market sales to customers on the Companys pipeline system partially offset by higher sales to off-system customers. The reduction in ATEMCO's sales in 1993 resulted from lower spot-market sales to off-system customers and reduced sales to customers on the Company's pipeline system during the latter part of the year.

As described in the section entitled Rate and Regulatory Matters, as a result of regulatory changes culminating with FERC Order No. 636, customers on the Companys pipeline systems have gained considerable flexibility over the past several years in contracting directly with producers and marketing companies for their natural gas supplies. As of November 1, 1993, ATEMCO's service contract with the municipal customers on the Company's pipeline system terminated and some of those customers began using a marketing company other than ATEMCO. Three of those customers, however, have since begun using the Company's marketing subsidiary again. The municipalities and one industrial customer formerly contracting with ATEMCO for their natural gas purchases which are now purchasing their natural gas through different marketing companies or directly from producers accounted for 29% of the Company's revenues and $.1 million of the Company's net income for the twelve-month period ended October 31, 1993. However, due to regulatory changes, ATEMCO has been able to provide certain new services, the income from which more than offset the decline in net income in 1994 attributable to its loss of such customers (see section entitled Rate and Regulatory Matters).

As a result of lower natural gas costs and an improved industrial economy, total natural gas deliveries on the Company's pipeline systems have remained at high levels over the past several years. Throughput of natural gas on the Company's pipelines totaled 42.1 million MMBtu in 1994 compared with 45.5 million MMBtu in 1993 and 41.9 million MMBtu in 1992. The 7% decrease in throughput in 1994 compared to 1993 was due to warmer weather in 1994 and higher than normal deliveries in 1993 to a steam plant that could not get alternate fuels due to the flooding on the Mississippi River. The 8% increase in throughput in 1993 compared with 1992 was attributable primarily to higher deliveries to an industrial customer which increased its contract level and to the same steam plant. In contrast to the historical role of pipelines, which was to provide bundled sales and transportation services, for the last three years the Company's pipelines have provided primarily transportation service, and not sales service, for most of the throughput on those systems. Generally, the substitution of transportation service for sales service has had the effect of substantially reducing the Company's revenues, because the commodity cost of natural gas has not been billed by the pipeline or included in operating revenues. However, ATEMCO's sales of spot market natural gas to the pipelines customers over the past five years have lessened the adverse impact on revenues which otherwise would have resulted from such substitution. Transportation service accounted for 100% of pipeline throughput during 1994, compared with 93% in 1993 and 99% in 1992. The availability of low-priced natural gas supplies during this period had a favorable impact on the utilization of the Company's pipelines and decreased the attractiveness of alternate fuels. Some of the industrial customers directly or indirectly served by the Company's pipelines have the capability to burn fuels other than natural gas, and these customers generally switch from natural gas when it costs more than an alternate fuel.

The Company's cost of sales were $55.3 million in 1994 compared with $106.9 million in 1993 and $109.7 million in 1992. In 1994, the cost of purchased natural gas was $51.5 million and the cost of sales for the health care products segment since its acquisition in April 1994 was $3.8 million. The decrease in purchased natural gas costs for 1994 and 1993 was consistent with the changes in revenues discussed above.

Gross margins were $15.6 million in 1994 compared with $12.1 million in 1993 and $12.0 million in 1992. Energy gross margins of $11.9 million in 1994 decreased $.2 million compared with 1993 energy gross margins due to higher sales volumes to the TVA steam plant in 1993, lower earnings in 1994 at Alabama-Tennessee related to the restructuring of two industrial contracts and to the lower recovery of certain demand charges. These reductions more than offset the favorable impact of higher margins from the Company's natural gas marketing subsidiary due to increased marketing opportunities as a result of Order 636, a full year of gross margin on sales to a major customer which increased its contract volumes in June of 1993 and the implementation of new rates at Alabama-Tennessee effective April 1, 1993. The $.1 million increase in gross margin in 1993 compared with 1992 was attributable to higher transportation volumes and higher unit margins on sales which were partially offset by the loss of certain marketing customers by the Company's natural gas marketing subsidiary in 1993.

One of Alabama-Tennessee's service contracts with a major industrial customer, which was due to expire on October 31, 1993, was terminated in early 1993 due to that customer's changes in service requirements. The Company's marketing subsidiary entered into a new four year contract with this customer. The Company's gross margin in 1993 under the new contract was substantially less than the approximately $1.1 million gross margin received under the terminated contract for 1992. In mid-1993, one of the Company's subsidiaries amended its contract with a major existing industrial customer for substantial additional sales and transportation volume for a three-year term which offsets the reduction in gross margin discussed above. Implementation of services under Order 636 resulted in termination in late 1993 of Alabama-Tennessee's sales contract with a major industrial customer which was due to expire on August
31, 1997. A new transportation contract with Alabama-Tennessee and a new service contract with ATEMCO, both with terms expiring on August 31, 1997, were substituted for the terminated contract. The gross margin under these two new contracts is approximat ely $0.6 million per year below that realized from the terminated contract in the twelve months preceding such termination. The results from operations for 1994 fully reflect all of these contract changes.

Operations and maintenance expenses were $7.1 million in 1994 compared with $5.0 million in 1993 and $4.7 million in 1992. For 1994, $2.0 million of operations and maintenance expenses, including an allocation of such expenses from affiliates, were attributable to Ryder. The $.1 million increase in operations and maintenance expenses for the natural gas segment in 1994 compared with 1993 and the increase of $.3 million in 1993 compared with 1992 were due to higher legal and regulatory expenses and the capitalization of expenses for certain major capital projects in 1993 and 1992.

Operating income for 1994 was $7.1 million compared with $6.2 million in 1993 and $6.4 million in 1992. For 1994, $1.2 million of operating income resulted from the health care products segment due to the acquisition of the business of Ryder. The $.3 million decrease in operating income in 1994 compared to 1993 for the energy segment was due to lower margins from the natural gas transmission business on the Company's pipelines and higher operations and maintenance expenses. The decrease in operating income in 1993 compared with 1992 was attributable to the higher operations and m aintenance expenses which more than offset the higher gross margin.

Interest and other income amounted to $489,000 in 1994 compared with $529,000 in 1993 and $736,000 in 1992. The decrease in other income in 1994 compared with 1993 and in 1993 compared with 1992 primarily reflects lower receivable amounts due the Company for the recovery of take-or-pay from Alabama-Tennessee's customers. The decrease in 1994 also reflects lower invested cash balances in 1994 compared with 1993 partially offset by higher interest rates in 1994.

Interest expense was $330,000 in 1994 compared with $248,000 in 1993 and $193,000 in 1992. The increase in 1994 relates to interest on debt incurred in the acquisition of the business of Ryder and higher interest rates. The increase in interest expense in 1993 compared with 1992 reflects interest expense related to payments to the Internal Revenue Service partially offset by adjustments to interest expense due to Tennessee Gas Pipeline (TGP) on take-or-pay.

Income taxes were $2.6 million in 1994 compared with $3.4 million in 1993 and $2.3 million in 1992. Income taxes for 1993 include $1.3 million for taxes associated with the $3.6 million favorable adjustment of the Company's provision for estimated nonrecoverable take-or-pay expense and reflect a $.2 million one-time favorable adjustment for the implementation of SFAS 109. Other differences between years reflect changes in pre-tax income between the respective years.

IMPACT OF INFLATION
The Company experiences the effects of inflation primarily in the prices it pays for labor, materials and services. The Company has experienced the effects of moderate inflation in these costs over the last three years. The Company is able to offset a portion of these increased costs through natural gas transportation rate increases and through cost escalation clauses in certain sales contracts in its health care products segment.

LIQUIDITY AND CAPITAL RESOURCES
On January 20, 1995, the Company terminated its existing loan agreement and entered into a new $20 million revolving loan agreement with another bank to be utilized for operations and for major capital projects or acquisitions, subject to certain limitations and restrictions (see Note 5 of No tes to Consolidated Financial Statements). There was $.9 million in indebtedness under the previous loan agreement as of December 31, 1994 but no indebtedness as of December 31, 1993 and 1992. The Company did not borrow any significant amounts under its then existing revolving loan agreement during 1993 or 1992 because excess cash and cash flow from operations were sufficient to fund cash requirements during these periods.

As of December 31, 1994, the Company had cash and temporary cash investments of $.4 million compared with $8.8 million and $2.1 million at the end of 1993 and 1992, respectively. The Company had long-term debt of $2.7 million as of December 31, 1994 compared with no long-term debt at the end of 1993 or 1992. The decrease in cash and increase in long-term debt during 1994 was primarily due to the acquisition of the business of Ryder. In April 1994, the Company purchased the operations of Ryder for $11.1 million in cash, issued a promissory note in the principal amount of $1.0 and assumed liabilities of $2.2 million. As indicated above, by year end, the Company's long-term debt was only $2.7 million. Excluding the assets acquired in the purchase of the Ryder business, capital expenditures for plant and equipment totaled approximately $1.4 million in 1994 compared with $.6 million in 1993 and $3.0 million in 1992. The capital expenditures in 1994 and 1993 were related to the improvement of existing facilities and replacement of certain equipment at Alabama-Tennessee. Capital expenditures in 1992 for Alabama-Tennessee included a new building for gas control operations, the addition of a compressor, replacement of certain heavy equipment for operations and replacement of a section of pipeline. The most significant items providing cash flow in 1994 were earnings from operations, net take-or-pay collections and borrowings used in the acquisition of the business of Ryder. The most significant uses of cash flow in 1994 were capital expenditures of $1.4 million, the purchase of the business of Ryder, payment of $2.5 million of dividends on common shares and an increase in working capital due primarily to refunds to customers.

Based on the take-or-pay settlements with its customers which became final in 1991 and the amount of its current remaining obligation to TGP under the settlement approved by the FERC in 1992, Alabama-Tennessee expects to recover $3.7 million more from its customers during 1995 and 1996 than it pays to TGP for take-or-pay during the same period. The Company has budgeted capital expenditures of approximately $4.7 million in 1995 and $1.3 million in 1996. A major portion of the 1995 budget is for the construction of a 23-mile, 858 inch high pressure steel pipeline. The pipeline will be used to transport gaseous oxygen to a large existing industrial customer in North Alabama by a major industrial gas supplier. The Company believes that cash flows from operations, cash recoveries of take-or-pay by Alabama-Tennessee from its customers, and borrowings under the Company's new revolving loan agreement and other term financing which the Company believes would be available, if necessary, will be sufficient to fund the construction of the pipeline described above, potential projects, Alabama-Tennessees take-or-pay obligation, operations and budgeted capital expenditures for the next two years.

RATE AND REGULATORY MATTERS
On April 1, 1993, Alabama-Tennessee increased its jurisdictional rates from rates that had been in effect since April 1, 1990. This rate increase was agreed to in an uncontested settlement with Alabama-Tennessee's customers which the FERC approved. As a result of this settlement, Alabama-Tennessee realized an increase in its jurisdictional revenues of approximately $400,000 per year which was offset by the lower recovery of certain demand charges, resulting in a net decrease of approximately $350,000 per year compared with actual jurisdictional revenues realized in the twelve months ended May 31, 1992, the base period used in the rate filing.

As a result of Order No. 636 and several amendments issued by FERC in 1992, all interstate natural gas pipelines were required to make a number of changes in the structure of the services they provide prior to the end of 1993. After several filings with FERC in order to comply with the new regulations, the FERC accepted Alabama-Tennessees tariff and Alabama-Tennessee implemented restructured services pursuant to the new orders on September 1, 1993. Alabama-Tennessee did not have any contracts with producers for the purchase of natural gas supplies and, therefore, has not directly incurred any gas supply realignment costs with producers in connection with its implementation of restructured services under Order No. 636. For more information on this matter, see Note 3 of Notes to Consolidated Financial Statements.

As discussed above in the section entitled "Results of Operations," the Company has completed the restructuring of certain contracts which were nearing their expiration or which were subject to restructuring as a result of implementation of services under Order No. 636. The restructuring of these contracts has resulted in a reduction in Alabama-Tennessees margins. These regulatory changes, however, have created opportunities for ATEMCO to generate revenues and margins through utilization of released capacity on both TGP's and Alabama-Tennessee's pipelines.

OTHER MATTERS
From time to time, the Company receives inquiries regarding various environmental matters which have gained increased attention in the natural gas pipeline and distribution industry over the past few years. The Company believes that its properties and operations are in full compliance with all applicable environmental statutes and regulations. There are no administrative or judicial proceedings arising under environmental statutes pending or known to be contemplated by governmental agencies to which the Company is a party.

The City of Decatur, Alabama, which accounted for approximately 16% of Alabama-Tennessee's pipeline throughput in 1994, has received authorization from the FERC to connect directly to TGP via a proposed 37-mile pipeline to be constructed and operated by Decatur, and thereby bypass Alabama-Tennessee's facilities. In the event Decatur bypasses Alabama-Tennessees pipeline system, Alabama-Tennessee would attempt to resell Decatur's capacity to other Alabama-Tennessee customers and would be permitted by the FERC to seek the recovery from Alabama-Tennessee's remaining customers of revenues lost as a result of the by-pass. The FERC has granted authorization for three of Decatur's major industrial customers to obtain natural gas service directly from Alabama-Tennessee, thus bypassing Decatur. One of these customers, Monsanto Company, has already begun to receive service directly from the Company. This bypass of Decatur has had, and similar bypasses would have, the effect of reducing or eliminating the adverse impact that could result from Decaturs bypass of Alabama-Tennessee's pipeline system.

DIRECTORS AND OFFICERS


BOARD OF DIRECTORS                        EXECUTIVE OFFICERS

Emile A. Battat                           Jerry A. Howard
Investments                               Chairman of the Board, President
Riverside, Connecticut                    and Chief Executive Officer
                                          AlaTenn Resources, Inc.
Jerry A. Howard                           Chairman of the Board
Chairman of the Board, President          or President of all subsidiaries
and Chief Executive Officer
                                          George G. Petty
Richard O. Jacobson                       Vice President--Finance,
President and Chief Executive Officer     Chief Financial Officer
Jacobson Warehouse Company, Inc.          and Secretary-Treasurer
Des Moines, Iowa                          AlaTenn Resources, Inc.

Jerome J. McGrath                         Jeffery Strickland
Of Counsel to the law firm of             Vice President--Corporate
Gallagher, Boland, Meiburger &            Development, Assistant Secretary
Brosnan                                   and Assistant Treasurer
Washington, D.C.                          AlaTenn Resources, Inc.

Hugh J. Morgan, Jr.                       Dick Rabenau
Chairman of the Board                     President and Secretary
National Bank of Commerce of              Ryder International Corporation
Birmingham
Birmingham, Alabama                       Gus Magrini
                                          President and Secretary
J. Kenneth Smith                          AlaTenn Energy Marketing Company, Inc.
Retired, Former Director,
Government Relations
Oryx Energy Company
Gretna, Louisiana

Roger F. Stebbing
President and Chief Executive Officer
Stebbing and Associates, Inc.
and Marlboro Enterprises, Inc.
Signal Mountain, Tennessee

John P. Stupp, Jr.
Executive Vice President
and Secretary
Stupp Bros., Inc.
St. Louis, Missouri


OFFICERS OF PRINCIPAL SUBSIDIARIES

ALABAMA-TENNESSEE NATURAL GAS
COMPANY

Jerry A. Howard
Chairman of the Board, President and
Chief Executive Officer

George G. Petty
Vice President--Finance,
Chief Financial Officer and
Secretary-Treasurer

William E. Adcock
Vice President--Engineering

Robert A. Burns
Vice President--Operations

Donald R. Whittington
Vice President--Customer Services and
Regulatory Affairs

Jeffery Strickland
Vice President--Planning


RYDER INTERNATIONAL CORPORATION

Jerry A. Howard
Chairman of the Board

Dick Rabenau
President and Secretary

Dan Clark
Vice President--Regulatory and Quality

Vandy Cruise
Vice President--Operations

Steve Ferens
Vice President--Sales

Rowland Kanner
Vice President--Technology

Steve Lisak
Vice President--Engineering


TENNESSEE RIVER INTRASTATE GAS
COMPANY, INC.

Jerry A. Howard
Chairman of the Board and President

Gus Magrini
Vice President

George G. Petty
Secretary and Treasurer

Jeffery Strickland
Asst. Secretary and Asst. Treasurer


ALATENN ENERGY MARKETING
COMPANY, INC.

Jerry A. Howard
Chairman of the Board

Gus Magrini
President and Secretary

CORPORATE DATA

COMPANY OFFICE
P.O. Box 918
Florence, Alabama 35631
Telephone: (205) 383-3631

REGISTRAR AND TRANSFER AGENT
American Stock Transfer and Trust Company
40 Wall Street, 46th Floor
New York, New York 10005

FORM 10-K
A copy of the Company's Form 10-K Annual Report to the Securities and Exchange Commission may be obtained by any shareholder without charge by written request to:

Corporate Secretary
AlaTenn Resources, Inc.
Post Office Box 918
Florence, Alabama 35631

STOCK INFORMATION
The Company's common shares trade in the NASDAQ National Market System (Symbol
ATNG). As of March 17, 1995 there were approximately 3,000 shareholders in the Company, including beneficial owners holding shares in nominee or street name. The high and low closing prices as reported by NASDAQ for each quarter of 1994 and 1993 are shown below along with the quarterly cash dividends paid per share.

---------------------------------------------------
                         1994
---------------------------------------------------
Quarter        March     June       Sept.     Dec.
Ended           31        30         30        31
---------------------------------------------------
High          22 1/4    20 1/2     18 3/4    18 1/2
Low           19 3/4    18         17 1/2    16 1/2
Dividends
per share   $.30      $.30       $.30      $.30

---------------------------------------------------
                         1993
---------------------------------------------------
Quarter        March     June      Sept.      Dec.
Ended           31        30        30         31
---------------------------------------------------
High         24 1/4    24         23 1/2       24
Low          21 1/2    21 3/4     20 3/4       20
Dividends
per share  $.30      $.30       $.30         $.30