Form 10-K405, Exhibit 13
period 1995-12-31
ALATENN RESOURCES INC
filed 1996-04-01
CIK 701288

                                   EXHIBIT 13


                                 ANNUAL REPORT

                               AlaTenn Resources

                               1995 Annual Report



                              Broadening Our Focus

                          Enhancing Shareholder Value

ALATENN RESOURCES, INC. (ALATENN), A DIVERSIFIED HOLDING COMPANY, PROVIDES PIPELINE AND ENERGY SERVICES AND DESIGNS, MANUFACTURES, AND MARKETS INNOVATIVE MEDICAL AND HEALTH CARE PRODUCTS.

PIPELINE AND ENERGY SERVICES

        The Company's traditional pipeline subsidiaries transport natural gas in the lower Tennessee Valley. The Company's newest pipeline subsidiary has substantially completed a pipeline to transport an industrial gas. The Company's energy marketing subsidiary provides energy services to industrial and municipal customers both on and off the Company's pipeline systems.

        ALABAMA-TENNESSEE NATURAL GAS COMPANY (ALABAMA-TENNESSEE), an interstate pipeline company which began its deliveries of natural gas in 1950, provides a vital energy link between upstream pipelines and municipal and industrial customers.

        TENNESSEE RIVER INTRASTATE GAS COMPANY, INC. (TRIGAS), an intrastate pipeline company established in 1989, transports natural gas primarily to one large industrial user.

        ALATENN PIPELINE COMPANY, INC. (ALATENN PIPELINE), a company formed in 1994, has used the expertise developed in the natural gas pipeline business to build, own and operate a pipeline for the transmission of gaseous oxygen beginning in 1996.

        ALATENN ENERGY MARKETING COMPANY, INC. (ATEMCO), an energy marketing company organized in 1986 in response to changing regulations in the natural gas industry, sells natural gas and provides other natural gas marketing services to its customers.

MEDICAL AND HEALTH CARE PRODUCTS

        In 1995 the Company expanded its medical and health care products operations by introducing a new line of products and a new marketing subsidiary.

        RYDER INTERNATIONAL CORPORATION (RYDER), a company founded in 1968 and acquired in 1994 by AlaTenn, designs, develops, manufactures and sells innovative medical and health care products which range from contact lens storage and disinfection systems to diagnostic and inflation devices.

        ATRION MEDICAL PRODUCTS COMPANY, INC. (ATRION MEDICAL PRODUCTS), a marketing company incorporated in 1995, markets medical products directly to physicians, clinics and hospitals.


SOURCES OF REVENUE

1994                                        1995
Pipeline and Energy Services - 90%          Pipeline and Energy Services - 86%
Medical and Health Care Products - 10%      Medical and Health Care Products - 14%


[GRAPH]                                     [GRAPH]

FINANCIAL HIGHLIGHTS

For the year ended December 31,                     1995                 1994
- ----------------------------------------------------------------------------------
Revenues from pipeline and
   energy services                           $     69,354,000        $  63,445,000
Revenues from medical and
   health care products                            11,025,000            6,876,000
Total revenues                                     80,379,000           70,321,000

Net income                                          5,340,000            4,690,000

Net income per share                                     2.52                 2.22

Dividends per share                                      1.20                 1.20



As of December 31,                                  1995                 1994
- ----------------------------------------------------------------------------------
Total assets                                 $     48,506,000        $  43,737,000

Long-term debt, including
   current maturities                               1,812,000            2,885,000




NET INCOME PER SHARE          OPERATING REVENUES    DIVIDENDS PER SHARE
(from continuing operations)  (in millions)

[GRAPH]                       [GRAPH]               [GRAPH]



1 Excludes favorable adjustments to take-or-pay provision and gain on the sale of substantially all the assets of two natural gas distribution subsidiaries. 2 Excludes favorable adjustments to reserves previously established for potentially unrecoverable take-or-pay expenses and for operations that were previously discontinued.

To Our Shareholders


AlaTenn Resources broadened its focus beyond its traditional pipeline and energy services with its 1994 acquisition of a medical and health care products company. As a result of this diversification, and higher earnings from our energy marketing subsidiary, the Company's net income rose 14% in 1995 to $2.52 per share. Importantly, we achieved this diversification while maintaining a strong balance sheet.

Our Pipeline and Energy Marketing Businesses
During 1995, we began construction of our 22-mile pipeline to transport gaseous oxygen under a long-term contract with a large industrial gas supplier. We expanded the magnitude of this project when it was announced that a major new steel plant was to be built in north Alabama, boosting the requirements for gaseous oxygen. We expect to begin operating our gaseous oxygen pipeline, on schedule, in the spring of 1996.

                                  [PICTURE]

In recent years, our interstate natural gas pipeline business has faced -- and continues to face -- a less regulated, more competitive environment. A major interstate pipeline company has announced its intention to build a pipeline into our market area and has entered into agreements to transport substantially all of the natural gas requirements for two of our major municipal customers in north Alabama. We are challenging these arrangements in the state courts and opposing the construction of the pipeline before the appropriate federal regulatory agencies.

Our intrastate pipeline continues to benefit from long-term contracts with its principal industrial customer. Our energy marketing subsidiary, which accounted for a significant percentage of the Company's operating income in 1995, increased the volumes of natural gas it sold in 1995 for transportation on our own as well as other pipeline systems.

Our Medical and Health Care Products Businesses
This past year we witnessed great progress in our medical and health care products business. For more than 25 years, Ryder has designed, developed, manufactured, and sold innovative health care products for worldwide distribution by its customers. As planned, in 1995 Ryder expanded its operations by developing new products and services for its customers. We anticipate that Ryder will continue to prosper as it applies its technical expertise to developing new medical and health care products. Ryder's annual contribution has grown to 30% of the Company's operating income in only two years.

Ryder's management team assisted the Company during 1995 in obtaining the exclusive worldwide rights to manufacture and market a new line of medical products, called LacriCATH, which we introduced in the first quarter of 1996. With this line of medical products, ophthalmologists will be able to clear blockages in tear ducts using a minimally invasive procedure. We are excited about the benefits of this new product line and procedure, as well as the opportunity for Ryder to manufacture an inflation device used with the LacriCATH balloon catheter and to assemble the final kits. Our newly created medical products marketing subsidiary will be responsible for worldwide distribution of the LacriCATH product line directly to end users -- physicians, clinics and hospitals. We believe the synergy between Ryder and our medical products marketing subsidiary will enhance the Company's growth in the medical and health care products field.


Our Corporate Name
While the Company continues to pursue internal and external opportunities for growth, it remains dedicated to providing quality service, creating innovative solutions and enhancing shareholder value. We believe that a new corporate name would provide a unified identity for the Company's increasingly diverse operations and would better reflect our vision for the Company's future. To arrive at a new corporate name, we have drawn from the identities of our Company and our subsidiaries. Accordingly, at our 1996 Annual Meeting of Shareholders, we will ask our shareholders to approve the change of the Company's corporate name from AlaTenn Resources, Inc. to ATRION Corporation.

By broadening our focus, we have laid the foundation for ongoing growth. We envision building on our strengths as a diversified company to further enhance shareholder value.

Respectfully,




/s/ Jerry A. Howard
- -------------------
Jerry A. Howard
Chairman, President and
Chief Executive Officer

Pipeline and Energy Services

The Company's traditional business has been the transportation of natural gas. However, in 1995, the Company expanded the scope of its pipeline operations by committing to build, own and operate a 22-mile pipeline designed to transport gaseous oxygen. By early 1996, AlaTenn Pipeline had substantially completed construction of the gaseous oxygen pipeline. Under a long-term contract with the gaseous oxygen supplier, AlaTenn Pipeline plans to begin operating its pipeline in the spring of 1996.

The Company's natural gas pipelines serve industrial and municipal customers in the lower Tennessee Valley. TRIGAS, which serves primarily one industrial customer, extended a contract to transport supplemental volumes of natural gas for that customer until 1999. As expected, volumes transported on TRIGAS remained steady in 1995. Volumes of natural gas transported on the Company's interstate pipeline, Alabama-Tennessee, increased by 13% in 1995.

ATEMCO, the Company's energy marketing subsidiary, supplied nearly 33% more natural gas to its industrial and municipal customers in 1995 than in 1994. The increased natural gas sales in 1995 can be attributed to colder weather, greater requirements by industrial customers on Alabama-Tennessee's pipeline system and more business from customers on other pipeline systems.

By early 1996, the Company had consummated the sale of the last of its small natural gas distribution companies. The purchaser, a newly formed gas company, has become a customer of ATEMCO.

With the federal government's decreased regulation of the natural gas industry, the environment in which the Company's interstate natural gas pipeline operates has become extremely competitive. In response to the challenges of this less regulated environment, the Company's pipeline and energy marketing businesses have used their existing expertise to create new opportunities.

Tony Burns, Vice President of Operations for AlaTenn's pipeline subsidiary
(left), and Mark Watkins, Plant Manager for a gaseous oxygen supplier in Decatur, Alabama, inspect the supplier's connection point to AlaTenn's 22-mile oxygen pipeline. For safety purposes, the underground pipeline uses small, specially designed valves situated at intervals to equalize pressure around main line valves.

                                  [PICTURE]

                                  [PICTURE]

Medical and Health Care Products

Ryder has been designing, developing and manufacturing high-quality health care products for more than a quarter of a century. Ryder's product line now includes not only ophthalmic products such as storage and disinfection systems for soft contact lenses, but also diagnostic devices used in blood analysis and tissue biopsies, and inflation devices used with balloon catheters.

Ryder generally enters into long-term exclusive agreements to manufacture proprietary products for worldwide distribution by its customers. In 1995, Ryder began to manufacture a patented medical device, designed by Ryder, which is included in a blood-monitoring kit used by diabetics. Also in 1995, Ryder contracted to produce a patented inflation device it had developed for a leader in the balloon catheter business. This high-quality, reliable product inflates the balloon catheter used in angioplasty procedures. Ryder anticipates applying its inflation device technology to other specialties, including ophthalmology, radiology and urology. At the request of a longtime customer, Ryder entered into a short-term contract to package products for national distribution.

Ryder also played an important role in the Company's acquisition of the LacriCATH product line. Initially, Ryder was asked to develop an inflation device for use with the LacriCATH balloon catheter. In late 1995, AlaTenn purchased the exclusive worldwide manufacturing and marketing rights to the entire product line. Ryder will not only manufacture the inflation device, but will also package the catheter kit. In conjunction with the Company's new medical products marketing subsidiary, Ryder will distribute the completed kits to end users.

Since becoming a subsidiary of AlaTenn in 1994, Ryder has expanded its product line, its marketing efforts, and its customer base. It has also contributed significantly to the profitability of AlaTenn and to the Company's continuing efforts to diversify its operations.

Sherry Hodges, an employee in the molding department at Ryder, pad prints graduations on barrel components of balloon catheter inflators used by physicians in angioplasty procedures. Looking on is Vandy Cruise, Ryder's Vice President of Operations. The finished barrels are inspected and transferred into a controlled environment room for final assembly.

                                  [PICTURE]

                                  [PICTURE]

Steps for Future Growth

AlaTenn expanded the scope of its medical and health care products business during the last year by forming a medical products marketing subsidiary, ATRION Medical Products. In 1995, the Company acquired the exclusive worldwide marketing and manufacturing rights to a newly developed line of products to be used in a patented ophthalmic surgical procedure. In the first quarter of 1996, ATRION Medical Products introduced this new minimally invasive procedure and related product line to physicians, clinics and hospitals.

Each year, an estimated half million pediatric and adult patients suffer painful or irritating blockages of the tear duct which result in epiphora, or excessive tearing of the eye. The patented LacriCATH product, a sterile, single-use balloon catheter, has been designed for use by ophthalmologists to dilate the tear duct and remove those blockages. Clinical studies have shown that patients who undergo this procedure bear no scarring, lose less blood and resume normal daily activities sooner than patients undergoing conventional surgery. Pediatric and adult versions of the LacriCATH products have received clearance for marketing from the Food and Drug Administration.

ATRION Medical Products markets the LacriCATH line of products through company-employed Clinical Sales Specialists strategically located across the country. These products are now being sold in the United States and in targeted markets abroad.

ATRION Medical Products represents the Company's entry into direct sales of medical and health care products. By combining the marketing company's sales efforts with Ryder's product development and manufacturing expertise, AlaTenn is well-positioned to take advantage of other opportunities in the medical and health care products field.

AlaTenn's new medical products marketing subsidiary, ATRION Medical Products, has introduced the LariCATH product line. Steve Ferens, Vice President of Sales for Ryder (left), and Mark Prodger, Vice President of Marketing for ATRION Medical Products, (right), demonstrate the Ryder inflation device that ophthalmologists use with the LariCATH balloon catheter.

                                  [PICTURE]

                                  [PICTURE]

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and the Board of Directors of AlaTenn Resources, Inc.:

We have audited the accompanying consolidated balance sheets of AlaTenn Resources, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AlaTenn Resources, Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 9, 1996

CONSOLIDATED STATEMENTS OF INCOME
(For the years ended December 31, 1995, 1994 and 1993)


- -------------------------------------------------------------------------------------------------------------------------
                                                                           1995                 1994               1993
- -------------------------------------------------------------------------------------------------------------------------
                                                                              (In thousands, except per share amounts)
OPERATING REVENUES                                                        $ 80,379           $  70,321          $ 119,022
COST OF GOODS SOLD                                                          63,082              54,728            106,881
- -------------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                                                17,297              15,593             12,141
- -------------------------------------------------------------------------------------------------------------------------

OTHER OPERATING EXPENSES:
  Operations                                                                 7,685               6,779              4,655
  Maintenance                                                                  255                 345                376
  Depreciation and amortization                                              1,191                 976                577
  Taxes other than income taxes                                                355                 360                321
- -------------------------------------------------------------------------------------------------------------------------
                                                                             9,486               8,460              5,929
- -------------------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                                             7,811               7,133              6,212

RECOVERY OF ESTIMATED NONRECOVERABLE
  TAKE-OR-PAY EXPENSE                                                            -                   -              3,636
INTEREST AND OTHER INCOME                                                      753                 482                529
INTEREST EXPENSE                                                              (193)               (330)              (248)
- -------------------------------------------------------------------------------------------------------------------------
NET INCOME BEFORE INCOME TAXES                                               8,371               7,285             10,129
- -------------------------------------------------------------------------------------------------------------------------

INCOME TAXES (NOTE 5)                                                       (3,031)             (2,595)            (3,362)
- -------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                            5,340               4,690              6,767

INCOME FROM DISCONTINUED OPERATIONS (NOTE 2)                                     -                   -                565
- -------------------------------------------------------------------------------------------------------------------------

NET INCOME                                                                $  5,340           $   4,690          $   7,332
=========================================================================================================================

EARNINGS PER SHARE:
EARNINGS FROM CONTINUING OPERATIONS                                       $   2.52           $    2.22          $    3.21
EARNINGS FROM DISCONTINUED OPERATIONS                                            -                   -               0.27
- -------------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE                                                      $   2.52           $    2.22          $    3.48
=========================================================================================================================

AVERAGE COMMON SHARES OUTSTANDING                                            2,117               2,113              2,108
=========================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
As of December 31, 1995 and 1994


- ---------------------------------------------------------------------------------------------------------
ASSETS:                                                                       1995                 1994
- ---------------------------------------------------------------------------------------------------------
                                                                                   (In thousands)
CURRENT ASSETS:
  Cash and temporary cash investments                                      $   2,811            $     440
  Accounts receivable, including $1,860,000 in 1995 and
    $2,462,000 in 1994 of take-or-pay settlement costs
    (Note 3)                                                                  13,890               10,643
  Materials and supplies, at average cost                                        689                  521
  Inventories                                                                    717                  745
  Prepaid expenses                                                               288                  317
- ---------------------------------------------------------------------------------------------------------
                                                                              18,395               12,666
- ---------------------------------------------------------------------------------------------------------


PROPERTY, PLANT AND EQUIPMENT:
  Original cost                                                               35,447               33,123
  Less accumulated depreciation and amortization                              15,725               15,117
- ---------------------------------------------------------------------------------------------------------
                                                                              19,722               18,006
- ---------------------------------------------------------------------------------------------------------



OTHER ASSETS AND DEFERRED CHARGES:
  Take-or-pay settlement costs (Note 3)                                            -                2,197
  Patents, net (Note 1)                                                        5,505                5,944
  Goodwill, net (Note 1)                                                       2,652                2,765
  Other                                                                        2,232                2,159
- ---------------------------------------------------------------------------------------------------------
                                                                              10,389               13,065
- ---------------------------------------------------------------------------------------------------------
                                                                           $  48,506            $  43,737
=========================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

- ---------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AND LIABILITIES:                                        1995                 1994
- ---------------------------------------------------------------------------------------------------------
                                                                                   (In thousands)
CURRENT LIABILITIES:
  Current maturities of long-term debt (Note 4)                            $     203            $     203
  Accounts payable and accrued liabilities, including $746,000 in 1994
    of take-or-pay obligation (Note 3)                                        12,646               10,025
  Accrued income and other taxes                                                 537                  621
- ---------------------------------------------------------------------------------------------------------
                                                                              13,386               10,849
- ---------------------------------------------------------------------------------------------------------

LONG-TERM DEBT, LESS CURRENT MATURITIES (NOTE 4)                               1,609                2,682
- ---------------------------------------------------------------------------------------------------------

OTHER LIABILITIES AND DEFERRED CREDITS:
  Accumulated deferred income taxes (Note 5)                                   1,559                1,299
  Unamortized investment tax credits (Note 5)                                    243                  256
  Other                                                                        1,739                1,541
- ---------------------------------------------------------------------------------------------------------
                                                                               3,541                3,096
- ---------------------------------------------------------------------------------------------------------

COMMON SHAREHOLDERS' EQUITY:
  Common shares, par value $0.10 per share, authorized
    10,000,000 shares, issued 2,280,000 shares                                   228                  228
  Paid-in capital                                                              6,078                6,049
  Retained earnings (Note 7)                                                  25,525               22,725
  Treasury shares, 160,916 shares in 1995 and 164,516 shares in 1994,
    at cost (Note 6)                                                          (1,861)              (1,892)
- ---------------------------------------------------------------------------------------------------------
                                                                              29,970               27,110
- ---------------------------------------------------------------------------------------------------------
                                                                           $  48,506            $  43,737
=========================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(For the years ended December 31, 1995, 1994 and 1993)

- ------------------------------------------------------------------------------------------------------------------------
                                                                            1995                1994              1993
- ------------------------------------------------------------------------------------------------------------------------
                                                                                           (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                              $  5,340           $   4,690          $  7,332
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                                          1,978               1,120               577
      Deferred income taxes                                                    260                (125)               19
      Provision for estimated nonrecoverable take-or-pay
        expense (Note 3)                                                         -                   -            (3,636)
      Net take-or-pay recoveries (Note 3)                                    1,735               1,128             1,563
      Other                                                                    163                 121              (587)
- ------------------------------------------------------------------------------------------------------------------------
                                                                             9,476               6,934             5,268

    Changes in current assets and liabilities:
      (Increase) decrease in  accounts receivable                           (3,615)              3,142             6,329
      (Increase) in other current assets                                      (110)             (1,757)             (180)
      Increase (decrease) in accounts payable                                3,376              (3,125)           (2,156)
      Increase (decrease) in other current liabilities                        (123)                585               396
- ------------------------------------------------------------------------------------------------------------------------
                                                                             9,004               5,779             9,657
- ------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of Ryder assets (Note 2)                                              -             (11,124)                -
  Property, plant and equipment additions                                   (3,080)             (1,390)             (578)
- ------------------------------------------------------------------------------------------------------------------------
                                                                            (3,080)            (12,514)             (578)
- ------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in long-term indebtedness                             (1,073)                870                 -
  Issuance of common shares                                                     60                  80               139
  Cash dividends paid                                                       (2,540)             (2,536)           (2,530)
- ------------------------------------------------------------------------------------------------------------------------
                                                                            (3,553)             (1,586)           (2,391)
- ------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND TEMPORARY
  CASH INVESTMENTS                                                           2,371              (8,321)            6,688

CASH AND TEMPORARY CASH INVESTMENTS, BEGINNING OF YEAR                         440               8,761             2,073
- ------------------------------------------------------------------------------------------------------------------------

CASH AND TEMPORARY CASH INVESTMENTS, END OF YEAR                          $  2,811           $     440          $  8,761
========================================================================================================================

CASH PAID FOR:
  Interest (net of capitalized amounts)                                   $    207           $     315          $    253
  Income taxes (net of refunds)                                              2,931               2,742             2,294

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
AlaTenn Resources is a diversified holding company which provides pipeline and energy services to the lower Tennessee Valley area and manufactures products for the medical and health care industry. The Company is engaged in two lines of business: (1) pipeline and energy services - natural gas transmission and marketing and (2) medical and health care products - manufacturing of innovative products for the medical and health care products industry.

Principles of Consolidation
The consolidated financial statements include the accounts of AlaTenn Resources, Inc. and its subsidiaries (the Company). All significant intercompany transactions and balances have been eliminated in consolidation.

Property, Plant and Equipment
Property, plant and equipment are stated at original cost. The cost of additions to property, plant and equipment includes direct labor and materials costs, allocable overheads and, in the case of pipeline plant, an allowance for the estimated cost of funds used during construction (AFUDC). Such provisions for AFUDC are not reflected separately in the accompanying consolidated statements of income as the amounts are not material. Maintenance and repairs, including the cost of renewals of minor items of property, are charged principally to expense as incurred. Replacements of property (exclusive of minor items of property) are charged to the appropriate property accounts. Upon retirement of a pipeline plant asset, its cost is charged to accumulated depreciation together with the cost of removal, less salvage value.

Depreciation and Amortization
Depreciation on pipeline plant is calculated using the composite rate method which approximated an average depreciation rate of 2.1% in 1995, 2.0% in 1994 and 2.1% in 1993. Depreciation on facilities and equipment used in the manufacture of medical and health care products is calculated on a straight-line basis over the useful lives of the assets. Goodwill is being amortized at a rate of 4% per year and patents are being amortized over the remaining lives of the individual patents.

Operating Revenue
The Company recognizes revenue from natural gas sales and transportation service in the period the service is provided. Provision is made for possible refund of revenues collected which are subject to future rate decisions. Revenues from the sale of manufactured medical and health care products are recognized on an accrual basis, at the time of sale.

Income Taxes
The Company's deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. These temporary differences are determined in accordance with Statement of Financial Accounting Standard No. 109 (SFAS 109), Accounting for Income Taxes (see Note 5). Investment tax credits are deferred and amortized to income over the lives of the related assets (see Note 5).

Inventory
Inventories are stated at lower of cost or market. Cost is determined by using the first-in, first-out method.

Goodwill and Patents
Goodwill represents the excess of cost over the fair market value of tangible and identifiable intangible net assets. Values assigned to patents were agreed to at the time of the acquisition between selling and acquiring parties.

Temporary Cash Investments
Temporary cash investments are securities with original maturities of 90 days or less. For purposes of the Consolidated Statements of Cash Flows, temporary cash investments are considered cash equivalents.

Financial Presentation
Certain prior-year amounts have been reclassified to conform with current-year presentation.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  ACQUISITIONS AND DISPOSITIONS OF ASSETS AND SUBSIDIARIES
Acquisition of Ryder International
On April 19, 1994, the Company, through a wholly-owned subsidiary, purchased the business of Ryder International Corporation by acquiring certain of its operating assets and assuming substantially all of its liabilities. The Company paid to Ryder International Corporation $11.1 million in cash, issued a promissory note in the principal amount of $1.0 million and assumed liabilities totaling $2.2 million. The acquisition was recorded using the purchase method of accounting. Accordingly, the purchase price was allocated to the assets and liabilities acquired based on their estimated fair values at the date of acquisition. The excess of the consideration paid over the estimated fair value of the identifiable assets acquired of $2.4 million was recorded as goodwill and is being amortized over 25 years. Only results from operations subsequent to the acquisition date are reflected in the accompanying consolidated financial statements. Following the closing, the name of the Company's subsidiary was changed to Ryder International Corporation (Ryder).

The following table presents selected unaudited financial data for the years ended December 31, 1994 and 1993 on a pro forma basis assuming that the purchase of the business of Ryder International Corporation had occurred as of January 1, 1993. The pro forma data reflect asset and liability values and other assumptions which are based on estimates and subject to revision. The pro forma combined results presented have been prepared for comparative purposes only and are not necessarily indicative of actual results that would have been achieved had the acquisition occurred at the beginning of the periods presented or of future results.

                                                       Twelve Months
                                                     Ended December 31,
                                              1994                       1993
                                                      (in thousands)
- ------------------------------------------------------------------------------
Operating Revenues                         $73,925                    $129,432
Income From Continuing
  Operations                                 4,937                       7,767
Net Income                                   4,937                       8,332
Net Income Per Share                          2.34                        3.94

On October 27, 1995, the Company, through a new subsidiary, ATRION Medical Products, Inc., purchased exclusive worldwide marketing and manufacturing rights to a patented product for treating excessive tearing of the eye. The Company acquired licensing rights to the product under a licensing agreement with the product's inventor. The Company paid $425,000 and assumed certain liabilities in connection with the acquisition of the product and licensing rights. The line of products, called LacriCATH, provides a minimally invasive procedure for clearing obstructions in the nasolacrimal duct. Ryder will manufacture components for the product line and provide assembly of the kits.

Disposition of Assets
In the second quarter of 1993, the Company recorded income of $565,000 for additional tax benefits associated with the disposal of the assets of End Devices, Inc. which the Company sold in 1990. This income has been reflected as income from discontinued operations in 1993 in the Consolidated Statements of Income.

3.  REGULATORY AND RATE MATTERS
The Company's interstate pipeline subsidiary, Alabama-Tennessee Natural Gas Company (Alabama-Tennessee), is regulated by the Federal Energy Regulatory Commission (FERC). The FERC establishes the maximum and minimum transportation rates Alabama-Tennessee is permitted to charge its customers. The Company's intrastate pipeline subsidiary, Tennessee River Intrastate Gas Company, Inc. (TRIGAS), is regulated by the Alabama Public Service Commission (APSC). The rates to TRIGAS's transportation customers are determined by negotiated contracts which were approved by the APSC.

On April 1, 1993, Alabama-Tennessee increased its jurisdictional rates from rates that had been in effect since April, 1990. This rate increase was agreed to in an uncontested settlement with Alabama-Tennessee's customers which the FERC approved on December 30, 1993. As a result of this settlement, Alabama-Tennessee realized an increase in its jurisdictional revenues of approximately $400,000 per year which was offset by the lower recovery of certain demand charges, resulting in a net decrease in jurisdictional revenues of approximately $350,000 per year compared with actual jurisdictional revenues realized in the twelve months ended May 31, 1992, the base period used in the rate filing.

During 1992, the FERC issued Order Nos. 636, 636-A and 636-B, respectively (together hereafter referred to as the "Restructuring Rule"). Under the Restructuring Rule, which is pending federal appellate court review, all interstate natural gas pipelines were required to make a number of changes in the structure of the services they provide effective with the 1993-1994 winter heating season, the primary change being an "unbundling" or separation of their sales services from their transportation services. Alabama-Tennessee implemented restructured services on its system as of September 1, 1993 in compliance with the FERC's orders under the Restructuring Rule.

Alabama-Tennessee did not have any contracts with producers for the purchase of natural gas supplies at the time of restructuring and, therefore, did not incur any gas supply realignment costs directly with producers in connection with its implementation of restructured service under the Restructuring Rule. However, Alabama-Tennessee's historical supplier, Tennessee Gas Pipeline Company (TGP), made a series of filings with the FERC, commencing in 1993, for recovery from its customers of certain transition costs incurred as a result of its implementation of services under the Restructuring Rule, including $5.5 million from Alabama-Tennessee. As of December 31, 1995, Alabama-Tennessee had paid this amount to TGP and has recovered most of these costs and has contractual arrangements which allow for the recovery of the balance over the next two years.

During the 1980s and early 1990s, many interstate natural gas pipelines incurred significant take-or-pay liabilities owed to natural gas producers. Alabama-Tennessee and the other subsidiaries of the Company did not incur any direct take-or-pay obligations to natural gas suppliers or producers. However, through various orders issued during the period from 1988 to 1992, the FERC allowed TGP to pass on to its customers, including Alabama-Tennessee, certain buyout and buydown costs. The portion of this take-or-pay obligation which Alabama-Tennessee owed to TGP under various FERC approved orders, including interest, totaled $23 million, all of which was paid by Alabama-Tennessee during the period from 1988 through 1995.

In 1991, Alabama-Tennessee reached a settlement with its customers which provided for the recovery of a portion of the take-or-pay costs billed to it by TGP over a five-year period. The Company currently estimates that Alabama-Tennessee will ultimately recover approximately 89% of the $23 million take-or-pay costs billed by TGP. Alabama-Tennessee's take-or-pay accounts receivable balance, net of customer payments, was $1.8 million as of December 31, 1995.

In 1989, the Company recorded a net provision for estimated nonrecoverable take-or-pay expense of $6.4 million. However, changes in the allocation methodology employed by the FERC and agreements with customers in 1991 resulted in a favorable after-tax adjustment of $3.4 million in the estimate for non-recoverable take-or-pay expense. Based on this favorable adjustment and a favorable settlement with the Internal Revenue Service (IRS) in 1993 concerning the Company's treatment of take-or-pay payments and collections in certain tax returns, the Company recorded income in 1993 of $3.6 million, reduced by income taxes of $1.3 million.

The facilities of Ryder, the Company's medical and health care products subsidiary, are registered with the Food and Drug Administration (FDA). All medical products are manufactured in accordance with Good Manufacturing Practices as set forth in the Food, Drug and Cosmetic Act of 1938. The FDA does not establish or regulate price levels for products manufactured by Ryder.

4.  LONG-TERM DEBT AND OTHER BORROWINGS
Long-term debt as of year-end consisted of the following (in thousands):

                                                 1995                       1994
- ----------------------------------------------------------------------------------
Revolving credit agreement                     $     -                    $    870
Industrial revenue bonds                           812                       1,015
Notes payable                                    1,000                       1,000
- ----------------------------------------------------------------------------------
                                                 1,812                       2,885
Less amounts due in one year                       203                         203
- ----------------------------------------------------------------------------------
                                               $ 1,609                    $  2,682
==================================================================================

The Company has entered into a $20 million revolving credit agreement with a bank. Under this agreement there is a $10 million unsecured revolving facility and a $10 million revolving facility which must be secured at the time it is used. The term of the agreement has been extended through January 20, 1997,
and the Company has the right to extend the term through January 20, 1998.   At
any time during the term of the agreement, the Company may convert any or all outstanding amounts, under either facility, to a secured term loan with a
minimum maturity of two years.   The Company's ability to borrow funds under
the secured and unsecured credit facilities is contingent on meeting certain restrictions in the loan agreement. The Company currently is in compliance with all requirements. At December 31, 1995, the Company had no borrowings under the revolving loan commitment.

The industrial revenue bonds bear interest at 70% of the prime rate with a minimum rate of 6%, payable monthly, and are secured by Ryder's land, buildings and equipment, and by a Company guaranty. In April 1994, Ryder executed a promissory note, guaranteed by the Company, for $1.0 million to the former owner of the business. Interest is paid quarterly at 6% on the unpaid balance.

The aggregate maturities of long-term debt for the next five years and thereafter, are as follows:

1996                   1997                        1998                         1999                   2000 and
                                              (In thousands)                                         Thereafter
- ----------------------------------------------------------------------------------------------------------------
$203                   $703                        $703                         $203                         $0
================================================================================================================

5.  INCOME TAXES
The items comprising income tax expense are as follows:

                                                                     1995                1994               1993
                                                                                    (In thousands)
- ------------------------------------------------------------------------------------------------------------------
Current - Federal                                                   $2,729               $2,563             $2,404
        - State                                                        260                  260                247
- ------------------------------------------------------------------------------------------------------------------
                                                                     2,989                2,823              2,651
- ------------------------------------------------------------------------------------------------------------------

Deferred - Federal                                                      27                 (207)                73
         - State                                                        28                   (7)                87
- ------------------------------------------------------------------------------------------------------------------
                                                                        55                 (214)               160
- ------------------------------------------------------------------------------------------------------------------

Investment tax                                                         (13)                 (14)               (14)
- ------------------------------------------------------------------------------------------------------------------

Total income tax expense                                            $3,031               $2,595             $2,797
==================================================================================================================


On February 10, 1992, the Financial Accounting Standards Board (FASB) issued Statement No. 109, "Accounting For Income Taxes", which changed the criteria for measuring the provisions of income taxes and recognizing deferred tax assets and liabilities on the balance sheet. The Company adopted the new accounting and disclosure rules of SFAS 109 in the first quarter of 1993 and did not restate prior periods. The adoption of SFAS 109 required a one-time adjustment that increased income by $184,000 in the first quarter of 1993.

Temporary differences and carryforwards which gave rise to a significant portion of deferred tax assets and liabilities as of December 31, 1995 and 1994 are as follows:

                                                  1995                1994
                                                        (In thousands)
- ---------------------------------------------------------------------------
Deferred tax assets:
Deferred investment tax credits                 $   88               $   93
Provisions for refunds                             120                  465
Benefit plans                                      406                  251
Other, net                                         414                  369
- ---------------------------------------------------------------------------
  Subtotal                                       1,028                1,178
  Valuation allowance                                -                    -
- ---------------------------------------------------------------------------
  Total deferred tax assets                     $1,028               $1,178
===========================================================================

Deferred tax liabilities:
Depreciation and basis differences              $2,069               $1,928
Pensions                                           138                  135
Other, net                                         380                  414
- ---------------------------------------------------------------------------
  Total deferred tax liabilities                $2,587               $2,477
===========================================================================



No valuation allowance is deemed necessary, as the Company anticipates generating adequate future taxable income to realize the benefits of all deferred tax assets on the balance sheet.

Total income tax expense differs from the amount which would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below:

                                                                    1995               1994               1993
                                                                                   (In thousands)
- ------------------------------------------------------------------------------------------------------------------
Income tax expense at
  statutory federal
  income tax rate                                                   $2,846               $2,477             $3,444
Increase(decrease)
  resulting from:
    State income taxes                                                 190                  166                232
    Tax exempt interest                                                  -                  (46)               (40)
    Other, net                                                          (5)                  (2)              (839)
- ------------------------------------------------------------------------------------------------------------------
Total income tax expense                                            $3,031               $2,595             $2,797
==================================================================================================================

6.  COMMON SHARES
The Company utilized 4,600 and 4,200 treasury shares in 1995 and 1994, respectively, to make distributions under its Restricted Shares Compensation Plan for Non-employee Directors and its 1994 Stock Incentive Plan (see Note
10). On May 4, 1995, the Board of Directors authorized a program under which the Company may repurchase up to 100,000 shares of its common stock in open-market or negotiated transactions at such times and at such prices as management may from time to time decide. In 1995 the Company repurchased 1,000 shares of its common stock under the Stock Repurchase Program. At December 31, 1995 there were 160,916 shares being held in treasury and the cost of the shares is shown as a reduction in common shareholders' equity in the Consolidated Balance Sheets.

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

7.  RETAINED EARNINGS
The following is a recap of consolidated retained earnings for the years ended December 31, 1995, 1994 and 1993:

                                                                     1995                1994                1993
                                                                                    (In thousands)
- ------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                         $22,725              $20,571            $15,769
Add - net income for
  the year                                                           5,340                4,690              7,332
Deduct - cash dividends,
  $1.20 per share in
  1995, 1994 and 1993                                               (2,540)              (2,536)            (2,530)
- ------------------------------------------------------------------------------------------------------------------
Balance, end of year                                               $25,525              $22,725            $20,571
==================================================================================================================

8.  REVENUES FROM MAJOR CUSTOMERS
In 1995, approximately $20.0 million (24.8%) and $10.0 million (12.4%) of the Company's operating revenues were attributable to two natural gas customers.

In 1994, approximately $23.0 million (32.4%) and $8.8 million (12.4%) of the Company's operating revenues were attributable to two natural gas customers.

In 1993, approximately $24.6 million (20.7%), $18.4 million (15.5%), $18.1 million (15.2%) and $13.2 million (11%) of the Company's operating revenues were attributable to four natural gas customers.

9.  EMPLOYEE RETIREMENT AND BENEFIT PLANS
A noncontributory retirement plan is maintained for all regular employees of the Company. The plan provides benefits based on years of service and other factors. The Company's funding policy is to make the annual contributions required by applicable regulations and recommended by its actuary.

Net pension income for 1995, 1994 and 1993 included the following components:

                                           1995                 1994                1993
                                                            (In thousands)
- ----------------------------------------------------------------------------------------
Service cost                               $ 112                $ 139              $  94
Interest cost                                287                  277                271
Actual (return) loss on assets              (919)                  66               (429)
Net amortization and deferral                509                 (492)                20
- ----------------------------------------------------------------------------------------
Net periodic pension  income               $ (11)               $ (10)             $ (44)
========================================================================================

The following schedule sets forth the plan's funded status as of December 31, 1995 and 1994 and the amounts recognized in the Company's Consolidated Balance Sheets during those years:

                                                                   1995                 1994
                                                                          (In thousands)
- ----------------------------------------------------------------------------------------------
Actuarial present value
  of benefit obligation
    Vested                                                        $ 3,353              $ 2,827
    Non-vested                                                         17                   33
- ----------------------------------------------------------------------------------------------
Accumulated benefit obligation                                    $ 3,370              $ 2,860
- ----------------------------------------------------------------------------------------------

Projected benefit obligation                                      $(4,123)             $(3,436)
Plan assets at fair value                                           5,263                4,569
- ----------------------------------------------------------------------------------------------
Plan assets in excess of
  projected benefit obligation                                      1,140                1,133
Unrecognized net gain                                                (156)                (128)
Unrecognized net assets at date
  of initial adoption                                                (558)                (618)
- ----------------------------------------------------------------------------------------------
Prepaid pension asset                                             $   426              $   387
==============================================================================================

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation shown above was 7.25% in 1995 and 8.50% in 1994. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation shown above was 6% in both 1995 and 1994. The expected long-term rate of return on assets was 8% in both years. At December 31, 1995, plan assets were invested approximately 40% in fixed income securities, 4% in cash and cash equivalents and 56% in equity securities.

Effective July 1, 1992, the Company adopted a nonqualified Supplemental Executive Retirement Plan (SERP) which provides additional pension benefits to certain executive officers of the Company. Expense recognized in connection with the SERP in 1995, 1994 and 1993 was $69,000, $50,000 and $40,000,
respectively.

The Company also sponsors a defined contribution 401(k) plan and a supplemental thrift plan for its employees, including Ryder's employees who were added to the plan on August 1, 1994. These plans provide participants a mechanism for making contributions for retirement savings. Each participant may contribute certain amounts of eligible compensation. The Company makes a matching contribution to the plans. The Company's contribution under these plans was $245,000 in 1995, $166,000 in 1994 and $104,000 in 1993.

The Company also provides certain contributory postretirement health care and life insurance benefits to full-time employees of Alabama-Tennessee. The Company's commitment towards the cost of these postretirement health care benefits in the year 2000 and later is capped based on the levels provided in 1999.

The Company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"(SFAS 106) effective as of January 1, 1993. Prior to 1993, the Company recognized these postretirement benefits in
the year the benefits were paid.   In its last rate case, Alabama-Tennessee was
allowed by the FERC to recover SFAS 106 costs in its rates. Therefore, the adoption of this new standard did not have a material impact on the Company's financial results. Alabama-Tennessee, in compliance with requirements by the FERC, has established a VEBA trust and is currently funding and plans to continue funding these expenses, calculated in accordance with SFAS 106. The expected long-term rate of return on plan assets was 8.0% as of December 31, 1995. The investment income of the trust is subject to federal income tax.

The following schedule presents the plan's funded status reconciled with amounts recognized in the Company's Consolidated Balance Sheet as of December 31, 1995 and 1994:

                                                         1995                1994
                                                               (In thousands)
- ----------------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation:
Retirees                                                $(365)               $(355)
Fully eligible active plan participants                  (140)                (118)
Other active plan participants                           (175)                (113)
- ----------------------------------------------------------------------------------
  Total                                                 $(680)               $(586)
Plan Assets                                               202                  122
- ----------------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation
  in excess of plan assets                              $(478)               $(464)
Unrecognized prior service cost                             -                    -
Unrecognized net loss (gain)                               25                  (25)
Unrecognized transition obligation                        470                  498
- ----------------------------------------------------------------------------------
Accrued postretirement benefit cost                     $  17                $   9
==================================================================================

Net periodic postretirement benefit cost included the following components:

                                                         1995                 1994
                                                               (In thousands)
- ----------------------------------------------------------------------------------
Service cost                                            $  13                 $ 15
Interest cost                                              49                   44
Actual (return) loss on plan assets                       (27)                   3
Amortization of transition obligation
  over 20 years                                            28                   28
Net amortization and deferral                              19                   (9)
- ----------------------------------------------------------------------------------
Net periodic postretirement benefit cost                $  82                 $ 81
==================================================================================

The assumed rate of increase in the per capita cost of covered health care benefits for pre age 65 plan participants is 11.0% for 1996 and is assumed to decrease gradually to 5.5% by 2007 and then remain level. For post age 64 participants, the rate is 11.0% for 1996 and is assumed to decrease gradually to 5.0% by 2008 and then remain level. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $2,400 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1995 by $200.

The discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at December 31, 1995 and 8.50% at December 31, 1994.

10.  STOCK OPTION PLAN
During 1994, the shareholders of the Company approved the adoption of the Company's 1994 Key Employee Stock Incentive Plan (the Stock Incentive Plan). The Stock Incentive Plan provides for the grant to key employees of incentive and nonqualified options and restricted shares up to 105,000 common shares of the Company. The purchase price of the shares under option must be at least equal to the fair market value of such shares on the date of grant. The options granted become exercisable no earlier than six months and one day after date of grant and expire ten years after date of grant. The purchase price, if any, to be paid for restricted shares is fixed by the Compensation Committee of the Company. During 1990, the shareholders of the Company approved the adoption of the Company's 1990 Stock Option Plan which provided for the grant to key employees of incentive and nonqualified options to purchase common shares of the Company.

Option transactions for the years 1993, 1994 and 1995 are as follows:

                                       Shares                Price Per Share
- ----------------------------------------------------------------------------
Options outstanding
  at December 31, 1992                 49,000                $10.125 - 24.125
Granted in 1993                        28,500                $22.75
Exercised in 1993                      (3,500)               $14.875 - 20.00
- -----------------------------------------------------------------------------
Options outstanding
  at December 31, 1993                 74,000                $10.125 - 24.125
Granted in 1994                        37,350                $17.50  - 21.75
Exercised in 1994                         -                          -
- -----------------------------------------------------------------------------
Options outstanding
  at December 31, 1994                111,350                $10.125 - 24.125
Granted in 1995                        44,100                $18.00
Expired in 1995                        (1,500)               $22.75
Exercised in 1995                      (1,800)               $10.125 - 17.50
- -----------------------------------------------------------------------------
Options outstanding
  at December 31, 1995                152,150                $10.125 - 24.125
=============================================================================


As of December 31, 1995 there remained 24,800 shares for which options may be granted in the future under the Stock Incentive Plan.

11.  SEGMENT INFORMATION
Beginning in 1994, with the acquisition of Ryder, the Company classifies its continuing operations into two industry segments which are described in Management's Discussion and Analysis of Financial Condition and Results of Operations. Summarized financial information for these segments is as follows:

                                                   Segment
                                    --------------------------------------
                                    Pipeline     Medical and
                                    & Energy     Health Care      Consoli-
                                     Services     Products          dated
- --------------------------------------------------------------------------
Revenues                    -1995   $69,354       $11,025          $80,379
                            -1994    63,445         6,876           70,321

Operating income            -1995     5,762         2,049            7,811
                            -1994     5,899         1,234            7,133

Depreciation                -1995       588           603            1,191
                            -1994       567           409              976

Identifiable assets         -1995    32,994        15,512           48,506
                            -1994    28,216        15,521           43,737
==========================================================================


12.  QUARTERLY FINANCIAL DATA (UNAUDITED)
Quarterly financial data for 1995 and 1994 are as follows:

                                                              Earnings
Quarter                Operating  Operating       Net            Per
 Ended                  Revenue    Income       Income          Share
                           (In thousands, except per share amounts)
- ---------------------------------------------------------------------
3/31/95                $22,474     $2,301       $1,531          $0.72
6/30/95                 16,349      1,831        1,261           0.60
9/30/95                 18,134      1,862        1,254           0.59
12/31/95                23,422      1,817        1,294           0.61
- ---------------------------------------------------------------------

3/31/94                $20,007     $1,817       $1,288          $0.61
6/30/94                 16,519      1,751        1,096           0.52
9/30/94                 16,695      1,767        1,139           0.54
12/31/94                17,100      1,798        1,167           0.55
=====================================================================

SELECTED FINANCIAL DATA
(In thousands except per share amounts)

- -----------------------------------------------------------------------------------------------------------------------
                                             1995               1994            1993             1992             1991
- -----------------------------------------------------------------------------------------------------------------------
Operating revenues:
  Industrial sales (3)                     $41,767            $40,688        $ 62,234          $ 56,825         $48,570
  Resale sales (3)                          10,942              8,506          49,132            45,734          35,503
  Transportation                            11,069             11,050           6,525             4,550           4,219
  Natural gas marketing                      5,486              3,119           1,052            14,474           5,270
  Distribution sales                            90                 82              79                68             284
  Medical and health care products          11,025              6,876               -                 -               -
- -----------------------------------------------------------------------------------------------------------------------
    Total operating revenues               $80,379            $70,321        $119,022          $121,651         $93,846
- -----------------------------------------------------------------------------------------------------------------------

Income from continuing operations          $ 5,340            $ 4,690        $  6,767          $  4,665         $ 7,934

Net income (1) (2)                           5,340              4,690           7,332             4,665           8,375

Total assets                                48,506             43,737          42,653            42,766          44,858

Long-term debt (incl. current maturities)    1,812              2,885               -                 -               -

Income from continuing operations,
  per share                                   2.52               2.22            3.21              2.23            3.80

Net income per share                          2.52               2.22            3.48              2.23            4.01

Dividends per share                           1.20               1.20            1.20              1.18            1.10

Average shares outstanding                   2,117              2,113           2,108             2,094           2,089

Pipeline sales volumes (MMBtu)                   -                  -           3,182               372             667

Pipeline transportation volumes
  (MMBtu) (3)                               46,361             42,098          42,297            41,550          39,842

Natural gas marketing volumes
  (MMBtu)                                    4,630              2,599             836             7,897           3,358
- -----------------------------------------------------------------------------------------------------------------------

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

(3) Revenues and volume amounts include sales volumes in MMMBtu of 25,790 in 1995, 19,924 in 1994, 33,538 in 1993, 38,436 in 1992 and 35,855 in 1991 which were sold to pipeline customers by a marketing subsidiary of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

GENERAL
     AlaTenn Resources is a diversified holding company which is engaged in two lines of business: (1) pipeline and energy services and (2) medical and health care products.
     The Company's energy services are provided primarily by Alabama-Tennessee Natural Gas Company (Alabama-Tennessee), Tennessee River Intrastate Gas Company, Inc. (TRIGAS) and AlaTenn Energy Marketing Company, Inc. (ATEMCO). Alabama-Tennessee operates an interstate natural gas pipeline which provides natural gas transportation service directly to eight industrial plants and 17 municipal gas systems in the Tennessee Valley and is regulated by the Federal Energy Regulatory Commission (FERC). TRIGAS which operated an intrastate natural gas pipeline in northern Alabama serves primarily one major industrial customer with which it has long-term contracts. ATEMCO is a natural gas marketing company which provides various services to its customers, including the sale of natural gas to customers both on and off the Company's pipeline systems.
     The Company, through a subsidiary, AlaTenn Pipeline Company, Inc. (AlaTenn Pipeline Company), began in 1995 and substantially completed in early 1996 construction of a 22-mile pipeline, consisting of approximately 17 miles of 8-5/8-inch and 5 miles of 12-inch high pressure steel pipeline to transport gaseous oxygen, under a long-term contract with a large industrial gas supplier, to one of the Company's existing natural gas customers.

     The Company's medical and health care products business is conducted by Ryder International Corporation (Ryder) and ATRION Medical Products, Inc. (ATRION Medical Products). Ryder, which was acquired in April 1994, is principally engaged in the design, development, manufacture and sale of proprietary products for the medical and health care industry. Ryder currently holds a number of design and use patents. Its products include disposable or semi-disposable soft contact lens storage and disinfection systems as well as diagnostic and medical products used or distributed, both domestically and internationally, by major medical and health care companies (see Notes 2 and 11 of Notes to Consolidated Financial Statements).

     On October 27, 1995, the Company through a new subsidiary, ATRION Medical Products purchased exclusive worldwide marketing and manufacturing rights to a newly developed line of products to be used in a patented ophthalmic surgical procedure for treating excessive tearing of the eye. The Company acquired the product and licensing rights to the product, under a licensing agreement with the product's inventor, for $425,000 and the assumption of certain liabilities. The line of products, called LacriCATH enables ophthalmologists to perform a minimally invasive procedure for clearing obstructions in the nasolacrimal duct. Ryder will manufacture certain components for the product line and provide assembly of the kits.

     During the last ten years, the natural gas industry has undergone substantial change, in part in response to certain actions taken by the FERC to promote greater competition within the industry. The FERC's actions to increase the availability of transportation services on the nation's interstate pipeline system, together with the oversupply of deliverable natural gas, have had a significant impact on the way pipeline companies operate. The Company has responded to these changes by expanding its efforts in the energy sector through the development of ATEMCO, a natural gas marketing company, as well as construction by TRIGAS of an intrastate pipeline which was placed into service in 1990. The Company has also diversified by expanding into the medical and health care products industry through the acquisition of Ryder and the formation of ATRION Medical Products.

RESULTS OF OPERATIONS

     The Company's 1995 net income was $5.3 million or $2.52 per share compared with $4.7 million or $2.22 per share in 1994 and with $7.3 million or $3.48 per share in 1993. However, net income in 1993 included income from a favorable adjustment to a 1989 provision for estimated nonrecoverable take-or-pay expense and a favorable adjustment to a reserve established in 1989 for a discontinued operation. Excluding these items, net income in 1993 was $4.4 million or $2.11 per share.

     Operating revenues were $80.4 million in 1995 compared with $70.3 million in 1994 and $119.0 million in 1993. Natural gas revenues totaled $69.4 million in 1995, increasing from $63.4 million in 1994 which had decreased from $119.0 million in 1993. The increase in natural gas revenues in 1995 was attributable to higher sales volumes by ATEMCO, both to customers on the Company's pipeline system and to off-system customers, offset somewhat by a decrease in natural gas prices in 1995 as compared to 1994. The decline in natural gas revenues in 1994 as compared to 1993 was primarily attributable to lower sales volumes by ATEMCO, lower Alabama-Tennessee revenues due to the impact of Order 636 on operations and lower spot market natural gas prices in 1994 compared with 1993. ATEMCO's sales volumes increased by 33% in 1995 compared with 1994 sales while 1994 sales decreased by 34% from 1993 levels. The increase in ATEMCO's sales in 1995 resulted from a 27% increase in pipeline sales as well as greater sales to off-system customers. The reduction in ATEMCO's sales in 1994 compared with 1993 resulted from reduced sales to customers on the Company's pipeline system partially offset by higher sales to off-system customers between those years. Revenues of $11.0 million and $6.9 million for 1995 and 1994, respectively, were attributable to the operations of Ryder, acquired by the Company in April
1994. The increase in revenues at Ryder between years is attributable to the inclusion of a full year's operations in 1995 compared to eight months in the prior year, but also reflected, on a comparable basis, higher sales volumes. The acquisition of Ryder's business was recorded using the purchase method of accounting. Accordingly, only results from Ryder's operations subsequent to the acquisition date of April 19, 1994 are reflected in the Company's financial statements for 1995 and 1994 and results for prior periods are not included.

     As a result of regulatory changes culminating with FERC Order No. 636, customers on the Company's pipeline systems have gained considerable flexibility over the past several years in contracting directly with producers and marketing companies for their natural gas supplies. While such changes have required Alabama-Tennessee to transport natural gas as opposed to its traditional role as a seller of natural gas, ATEMCO has been able to provide numerous services to its customers in the new environment which have helped to offset revenues lost at Alabama-Tennessee. Transportation service accounted for 100% of Alabama-Tennessee's pipeline throughput during 1995 and 1994 compared with 93% in 1993.

     As a result of lower natural gas costs and an improved industrial economy, total natural gas deliveries on the Company's pipeline systems have remained at high levels over the past several years. Deliveries of natural gas on the Company's pipelines totaled 46.3 million MMBtu in 1995 compared with 42.1 million MMBtu in 1994 and 45.5 million MMBtu in 1993. The 10% increase in throughput in 1995 compared to 1994 was due primarily to higher deliveries to industrial customers, as well as to colder weather which resulted in higher deliveries to municipal customers. The 7% decrease in deliveries in 1994 compared to 1993 was due to warmer weather in 1994 and higher than normal deliveries in 1993 to the TVA steam plant that could not get alternate fuels due to the flooding on the Mississippi River. The availability of low-priced natural gas supplies during this period had a favorable impact on the utilization of the Company's pipelines and decreased the attractiveness of alternate fuels. Some of the industrial customers directly or indirectly served by the Company's pipelines have the capability to burn fuels other than natural gas, and these customers generally switch from natural gas when it costs more than an alternate fuel.

     The Company's cost of sales were $63.1 million in 1995 compared with $54.7 million in 1994 and $106.9 million in 1993. In 1995, the cost of purchased natural gas was $57.6 million and the cost of sales for the medical and health care products segment was $5.4 million. In 1994, the cost of purchased natural gas was $51.5 million and the cost of sales for the medical and health care products segment after its acquisition in April 1994 was $3.2 million. The increase in purchased natural gas costs for 1995 and 1994 was consistent with the changes in revenues discussed above.

     Gross margins were $17.3 million in 1995 compared with $15.6 million in 1994 and $12.1 million in 1993. Energy margins of $11.7 million in 1995 decreased $.2 million compared with 1994 as slightly higher margins at ATEMCO were more than offset by lower pipeline margins at Alabama-Tennessee and TRIGAS. The lower pipeline margins in 1995 were the result of favorable one-time adjustments in 1994 at Alabama-Tennessee and higher margins in 1994 at TRIGAS due to higher rates resulting from temporary pricing adjustments, partially offset by the favorable effect of higher throughput. Energy gross margins in 1994 decreased $.2 million compared with 1993 due to higher sales volumes to the TVA steam plant in 1993, lower earnings in 1994 at Alabama-Tennessee related to the restructuring of two industrial contracts and to the lower recovery of certain demand charges. These reductions more than offset the favorable impact of higher margins from the Company's natural gas marketing subsidiary due to increased marketing opportunities as a result of Order 636, a full year of higher margins on sales to a major customer which increased its contract volumes in June of 1993.

     Margins from medical and health care products increased by $1.9 million in 1995 compared with 1994. Ryder's 1995 results included a full year of Ryder's business compared to only eight months in 1994, and on a comparable basis with the prior year, include higher sales volumes, a more favorable product mix and lower unit operating costs.

     The Company, through ATEMCO and Alabama-Tennessee, presently has contracts with a major industrial customer for the sale and transportation of natural gas. In 1995, gross margin under these contracts totaled $2.1 million. On August 31, 1997, certain of these contracts expire and the Company does not expect one of the contracts, which provides an annual gross margin of $1.0 million, to be renewed. However, the Company anticipates that margins from AlaTenn Pipeline Company's long-term contract with a gaseous oxygen supplier will partially offset this annual loss of margin. Also, the Company recently extended until 1999 an existing contract with a major industrial customer on TRIGAS.

     Operations and maintenance expenses were $7.9 million in 1995 compared with $7.1 million in 1994 and $5.0 million in 1993. This increase of $.8 million from 1994 to 1995 resulted from a $.9 million increase in expenses in the medical and health care products segment, offset by a $.1 million decrease in the pipeline and energy services segment. For 1995 and 1994, $2.9 million and $2.0 million, respectively, of total operations and maintenance expenses, including an allocation of such expenses from affiliates, were attributable to the medical and health care products segment. Expenses at Ryder increased by $.6 million, primarily due to the inclusion of Ryder operations for a full year in 1995 as compared to a partial year in 1994, the year of its acquisition. The $.1 million decrease in operations and maintenance expenses for the pipeline and energy services segment in 1995 compared with 1994 was due to the capitalization of expenses related to the construction of a pipeline to transport gaseous oxygen to an industrial customer. The $.1 million increase in operations and maintenance expense for this segment in 1994 compared with 1993 was due to higher legal and regulatory expenses along with the capitalization of expenses for certain major capital projects in 1993.

     Operating income for 1995 was $7.8 million compared with $7.1 million in 1994 and $6.2 million in 1993. For 1995, $2.0 million of operating income resulted from the medical and health care products segment as compared with $1.2 million in 1994. Higher sales and margins at Ryder in 1995 resulted in increased operating income from the medical and health care products, due in part to the inclusion of a full year of

Ryder's business as compared to a partial year in 1994. This was partially offset by start-up costs at the Company's new medical and health care products marketing subsidiary. The $.1 million decrease in operating income from the pipeline and energy services segment in 1995 compared with 1994 was due to lower margins as described above and the $.3 million decrease in operating income in 1994 compared to 1993 was due to lower margins from the natural gas transmission business on the Company's pipelines and higher operations and maintenance expenses.

        Interest and other income amounted to $753,000 in 1995 compared with $482,000 in 1994 and $529,000 in 1993. The increase in other income in 1995 compared with 1994 reflects higher miscellaneous tooling sales at Ryder, capitalized interest on construction projects, income from a joint venture project and higher earnings on investments, partially offset by a decrease in interest income on the take-or-pay receivable due from Alabama-Tennessee's customers. The decrease in other income in 1994 compared with 1993 primarily reflects lower interest on the take-or-pay receivable between years. The decrease in 1994 also reflects lower invested cash balances in 1994 compared with 1993, partially offset by higher interest rates in 1994.

        Interest expense was $193,000 in 1995 compared with $330,000 in 1994 and $248,000 in 1993. The decrease in 1995 is due to lower borrowings under the Company's loan revolver while the increase in 1994 relates to interest on debt incurred in the acquisition of the business of Ryder and higher interest rates.

        Income taxes were $3.0 million in 1995 compared with $2.6 million in 1994 and $3.4 million in 1993. Income taxes for 1993 include $1.3 million for taxes associated with the $3.6 million favorable adjustment of the Company's provision for estimated nonrecoverable take-or-pay expense and reflect a $.2 million one-time favorable adjustment for the implementation of SFAS 109. Other differences between years reflect changes in pre-tax income between the respective years.

IMPACT OF INFLATION
        The Company experiences the effects of inflation primarily in the prices it pays for labor, materials and services. Over the last three years, the Company has experienced the effects of moderate inflation in these costs. At times the Company has been able to offset a portion of these increased costs by increasing the rates it charges for transportation of natural gas and through cost escalators in certain sales contracts in its medical and health care products segment.

LIQUIDITY AND CAPITAL RESOURCES
        On January 20, 1995, the Company terminated an existing loan agreement and entered into a new $20 million revolving loan agreement to be utilized for the funding of operations and for major capital projects or acquisitions, subject to certain limitations and restrictions (see Note 4 of Notes to Consolidated Financial Statements). There was no indebtedness under this agreement at December 31, 1995 while the Company had $.9 million in indebtedness under the previous loan agreement as of December 31, 1994 and no indebtedness as of December 31, 1993. The Company did not borrow any significant amounts under its revolving loan agreement during 1995 or 1993 because excess cash and cash flow from operations were sufficient to fund cash requirements during these periods.

        As of December 31, 1995, the Company had cash and temporary cash investments of $2.8 million, compared with $.4 million and $8.8 million at the end of 1994 and 1993, respectively. The Company had long-term debt of $1.6 million as of December 31, 1995 compared with $2.7 million as of December 31, 1994 and no long-term debt at the end of 1993. The decrease in long-term debt in 1995 was due to the repayment of debt under the loan agreement and the payment of the annual installment on industrial revenue bonds at Ryder. The decrease in cash and increase in long-term debt during 1994 was primarily due to the acquisition of the business of Ryder. In April 1994, the Company purchased the business of Ryder for $11.1 million in cash, issued a promissory note in the principal amount of $1.0 and assumed liabilities of $2.2 million.

        Capital expenditures for plant and equipment totaled $3.1 million in 1995. Of this amount, the majority was attributable to the partial construction of a 22-mile pipeline to deliver gaseous oxygen to an industrial customer. In 1994, excluding the assets acquired in the purchase of the Ryder business, capital expenditures for plant and equipment totaled approximately $1.4 million, compared with $.6 million in 1993. The capital expenditures in 1994 and 1993 were related to the improvement of existing facilities and replacement of certain equipment at Alabama-Tennessee. The primary items providing cash flow in 1995 were earnings from operations and net take-or-pay collections. The most significant uses of cash flow in 1995 were capital expenditures of $3.1 million, payment of $2.5 million of dividends on common shares and repayment of debt.

        Based on settlements with its customers which became final in 1991, Alabama-Tennessee anticipates collections of approximately $1.8 million during 1996, which will complete its recovery of take-or-pay payments from its customers. Alabama-Tennessee has no remaining liability to Tennessee Gas Pipeline (TGP) for take-or-pay. The Company has budgeted capital expenditures of approximately $2.6 million in 1996 and $.9 million in 1997. A major portion of the 1996 budget is for the completion of the 22-mile, gaseous oxygen pipeline. The Company believes that cash flows from operations, cash recoveries of take-or-pay by Alabama-Tennessee from its customers, and borrowings under the Company's new revolving loan agreement and other term financing which the Company believes would be available, if necessary, will be sufficient to fund the construction of the pipeline described above, potential projects and budgeted capital expenditures for the next two years.

RATE AND REGULATORY MATTERS

        On April 1, 1993, Alabama-Tennessee increased its jurisdictional rates from rates that had been in effect since April 1, 1990. This rate increase was agreed to in an uncontested settlement with Alabama-Tennessee's customers which the FERC approved. As a result of this settlement, Alabama-Tennessee realized an increase in its jurisdictional revenues of approximately $400,000 per year which was more than offset by the lower recovery of certain demand charges, resulting in a net decrease of approximately $350,000 per year compared with actual jurisdictional revenues realized in the twelve months ended May 31, 1992, the base period used in the rate filing.

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

ACCOUNTING PRONOUNCEMENTS
In March, 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" (SFAS 121). This statement requires that long-lived assets be reviewed for impairment whenever events or changes in the circumstances indicate that the carrying amount for an asset may not be recoverable. This statement also imposes stricter criteria for regulatory assets by requiring that such assets be probable of future recovery at each balance sheet date. The Company must adopt this standard by January 1, 1996 and does not expect that the adoption will have a material impact on the financial position or results of operations of the Company.

In October, 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). This statement is effective for transactions that are entered into in fiscal years beginning after December 15, 1995. SFAS 123 establishes a fair value-based method of accounting for employee stock options. This method provides for a compensation cost to be charged to results of operations at the grant date. However, the statement allows companies to continue to follow the accounting treatment prescribed by APB Opinion No. 25. Opinion 25 generally requires compensation cost to be recognized only for the excess of the quoted market price at the grant date over the price that an employee must pay to acquire the stock. Companies electing to continue with Opinion 25 must make disclosure of net income as if Statement 123 had been adopted. The Company has not yet determined the method of accounting that it will follow for stock options. However, it does not expect that adoption of the requirements of Statement 123 would have a material impact on the results of operations.

The Company is subject to the provisions of Statement of Accounting Standards 71, "Accounting for the Effects of Certain Types of Regulation." Regulatory assets represent probable future revenue to the Company associated with certain costs which will be recovered from customers through the regulatory, or ratemaking process. The Company had no material regulatory assets on its books as of December 31, 1995.

OTHER MATTERS
Environmental matters have gained increased attention in the natural gas pipeline and distribution industry over the past few years. The Company believes that its properties and operations in both the pipeline and energy services segment as well as the medical and health care products segment are in full compliance with all applicable environmental statutes and regulations. There are no administrative or judicial proceedings arising under environmental statutes pending or known to be contemplated by governmental agencies to which the Company is a party.

As has been previously reported, the City of Decatur, Alabama received authorization from the FERC in 1994 to construct a pipeline that would bypass Alabama-Tennessee's facilities and allow Decatur to connect directly to TGP. It does not appear at this time that Decatur will continue to pursue this option since Decatur and the City of Huntsville have recently entered into contracts with Southern Natural Gas Company (Southern), a wholly owned subsidiary of Sonat, Inc., for natural gas transportation services. In order to provide service under these contracts, Southern plans to construct a new pipeline to serve the Huntsville/Decatur area, which now receives its natural gas supplies through Alabama-Tennessee and TGP. Southern has filed an application with the FERC to build a 110-mile pipeline from Tuscaloosa, Alabama to North Alabama to provide such service to Huntsville and Decatur beginning in or after the fourth quarter of 1997. These contracts with Southern cover substantially all of the natural gas requirements of Huntsville and Decatur.

The Company is opposing Southern's application at the FERC and on February 9, 1996 filed a lawsuit in state court in Alabama against Southern and the City of Huntsville. The Company is asserting that the contract between Southern and Huntsville violates Alabama's competitive bid law and is requesting that the contract be declared void.

In the meantime, Alabama-Tennessee continues to maintain firm transportation contracts with both cities. Contracts with Decatur for approximately 93% of that municipality's contract volume expire on November 1, 1997 with the remaining due to expire on November 1, 2000. Contracts with Huntsville for approximately 86% of that municipality's contract volume expire on April 1, 1998 with the balance also expiring on November 1, 2000. In 1995, Huntsville and Decatur accounted for approximately 4% of the Company's revenues and 16%, or $2.8 million, of the Company's gross margin.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS
Emile A. Battat
President and Chief
Executive Officer
Piedmont Enterprises, Inc.
Riverside, Connecticut

Jerry A. Howard
Chairman of the Board, President
and Chief Executive Officer

Richard O. Jacobson
President and Chief
Executive Officer
Jacobson Warehouse Company, Inc.
Des Moines, Iowa

John H.P. Maley
Consultant
Signal Mountain, Tennessee

Jerome J. McGrath
Of counsel to the law firm of
Gallagher, Boland, Meiburger
& Brosnan
Washington, D.C.

Hugh J. Morgan, Jr.
Chairman of the Board
National Bank of Commerce
of Birmingham
Birmingham, Alabama

J. Kenneth Smith
Retired, Former Director,
Government Relations
Oryx Energy Company
Gretna, Louisiana

Roger F. Stebbing
President and Chief Executive Officer
Stebbing and Associates, Inc. and
Marlboro Enterprises, Inc.
Signal Mountain, Tennessee

John P. Stupp, Jr.
Executive Vice President
and Secretary
Stupp Bros., Inc.
St. Louis, Missouri

EXECUTIVE OFFICERS
Jerry A. Howard
Chairman of the Board, President
and Chief Executive Officer
AlaTenn Resources, Inc.
Chairman of the Board or
President of all subsidiaries

George G. Petty
Vice President -- Finance,
Chief Financial Officer and
Secretary-Treasurer
AlaTenn Resources, Inc.

Jeffery Strickland
Vice President -- Corporate Development,
Assistant Secretary and Assistant
Treasurer AlaTenn Resources, Inc.

Richard Rabenau
President and Secretary
Ryder International Corporation

Gus Magrini
President and Secretary
AlaTenn Energy Marketing Company, Inc.

OFFICERS OF PRINCIPAL SUBSIDIARIES

ALABAMA-TENNESSEE NATURAL
GAS COMPANY
Jerry A. Howard
Chairman of the Board, President and
Chief Executive Officer

George G. Petty
Vice President -- Finance, Chief
Financial Officer and
Secretary-Treasurer

Robert A. Burns
Vice President -- Operations

Donald A. Whittington
Vice President -- Customer Services
and Regulatory Affairs

Jeffery Strickland
Vice President -- Planning

RYDER INTERNATIONAL CORPORATION
Jerry A. Howard
Chairman of the Board

Richard Rabenau
President and Secretary

Daniel S. Clark
Vice President -- Regulatory
and Quality

Vandy J. Cruise
Vice President -- Operations

Steven E. Ferens
Vice President -- Sales

Rowland W. Kanner
Vice President -- Technology

Stephen P. Lisak
Vice President -- Engineering

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


REGISTRAR AND TRANSFER AGENT
American Stock Transfer and Trust Company
40 Wall Street, 46th Floor
New York, New York 10005


FORM 10-K

A copy of the Company's Form 10-K Annual Report to the Securities and Exchange Commission may be obtained by any shareholder without charge by written request to:

Corporate Secretary
AlaTenn Resources, Inc.
Post Office Box 918
Florence, Alabama 35631


STOCK INFORMATION
The Company's common shares trade in the Nasdaq National Market (Symbol ATNG). As of March 15, 1996, there were approximately 3,300 shareholders in the Company, including beneficial owners holding shares in nominee or "street" name. The high and low closing prices as reported by Nasdaq for each quarter of 1995 and 1994 are shown below along with the quarterly cash dividends paid per share.


1995
- ------------------------------------------------------------------
Quarter              March         June        Sept.        Dec.
Ended                  31           30          30           31

High                 19 3/4        20 1/4      22           22
Low                  16 1/2        17 5/8      19 3/4       20 1/4
Dividends
per share           $.30          $.30        $.30         $.30

1994
- ------------------------------------------------------------------
Quarter              March         June        Sept.        Dec.
Ended                  31           30          30           31

High                 22 1/4        20 1/2      18 3/4       18 1/2
Low                  19 3/4        18          17 1/2       16 1/2
Dividends
per share           $.30          $.30        $.30         $.30



28