Form 10-K, Exhibit 13
period 2009-12-31
ATRION CORP
filed 2010-03-12
CIK 701288

Exhibit 13.1

Company/Index	2004	2005	2006	2007	2008	2009
Atrion Corporation	$100.00	$152.02	$171.87	$278.61	$218.80	$354.69
S&P 500 Index	$100.00	$104.91	$121.48	$128.16	$80.74	$102.11
Russell 2000 Index	$100.00	$104.55	$123.76	$121.82	$80.66	$102.58
SIC Code Index	$100.00	$93.68	$102.62	$116.94	$85.49	$101.99

The graph set forth above compares the cumulative total return on investment (the change in year-end stock price plus reinvestment of dividends) for the five-year period ended December 31, 2009, assuming $100 was invested on December 31, 2004, in each of (i) the Company, (ii) the S&P 500 Index, (iii) the Russell 2000 Index, and (iv) SIC Code Index – Surgical & Medical Instruments compiled by Morningstar, Inc.  In the future, the Russell 2000 Index will replace the S&P 500 Index as the broad equity market index we will use for comparison purposes.  We feel that the Russell 2000 Index is more relevant to our investors than the S&P 500 Index because we are a component of that index and we believe the market capitalizations of many of the companies comprising that index are more similar to our market capitalization than those of the companies comprising the S&P 500 Index.