Form 10-K, Exhibit 13
period 2010-12-31
ATRION CORP
filed 2011-03-11
CIK 701288

Exhibit 13.1

Company/Index	2005	2006	2007	2008	2009	2010

Atrion Corporation	$100.00	$113.09	$183.39	$143.93	$233.50	$287.14

Russell 2000 Index	$100.00	$118.37	$116.51	$77.15	$98.11	$124.46

SIC Code Index	$100.00	$109.54	$124.83	$91.25	$108.87	$101.58

The graph set forth above compares the total cumulative return for the five-year period ended December 31, 2010 on the Company's common stock, the Russell 2000 Index and SIC Code 3841 Index--Surgical and Medical Instruments (compiled by Morningstar, Inc.), assuming $100 was invested on December 31, 2005 in our common stock, the Russell 2000 Index and the SIC Code Index and dividends were reinvested.