Form 10-K, Exhibit 13
period 2011-12-31
ATRION CORP
filed 2012-03-12
CIK 701288

Exhibit 13.1

Company/Index	2006	2007	2008	2009	2010	2011
Atrion Corporation	$100.00	$162.45	$127.50	$206.84	$254.36	$343.72
Russell 2000 Index	$100.00	$98.44	$65.18	$82.89	$105.16	$100.77
SIC Code Index	$100.00	$112.88	$81.88	$103.60	$106.28	$98.60

The graph set forth above compares the total cumulative return for the five-year period ended December 31, 2011 on the Company's common stock, the Russell 2000 Index and SIC Code 3841 Index--Surgical and Medical Instruments (compiled by Zacks Investment Research, Inc.), assuming $100 was invested on December 31, 2006 in our common stock, the Russell 2000 Index and the SIC Code Index and dividends were reinvested.