Form 10-K, Exhibit 13
period 2012-12-31
ATRION CORP
filed 2013-03-11
CIK 701288

Exhibit 13.1

Company/Index	2007	2008	2009	2010	2011	2012
Atrion Corporation	$100.00	$78.48	$127.32	$156.58	$211.58	$183.15
Russell 2000 Index	$100.00	$66.21	$84.20	$106.82	$102.36	$119.10
SIC Code Index	$100.00	$78.07	$97.51	$99.67	$94.28	$114.01

The graph set forth above compares the total cumulative return for the five-year period ended December 31, 2012 on the Company's common stock, the Russell 2000 Index and SIC Code 3841 Index--Surgical and Medical Instruments (compiled by Zacks Investment Research, Inc.), assuming $100 was invested on December 31, 2007 in our common stock, the Russell 2000 Index and the SIC Code Index and dividends were reinvested.