Form 10-K, Exhibit 13
period 2013-12-31
ATRION CORP
filed 2014-03-14
CIK 701288

Exhibit 13.1

Company/Index	2008	2009	2010	2011	2012	2013
Atrion Corporation	$100.00	$162.23	$199.50	$269.59	$233.36	$356.38
Russell 2000 Index	$100.00	$127.09	$161.17	$154.44	$179.75	$249.53
SIC Code Index	$100.00	$125.01	$127.90	$121.00	$146.20	$204.47

The graph set forth above compares the total cumulative return for the five-year period ended December 31, 2013 on the Company's common stock, the Russell 2000 Index and SIC Code 3841 Index--Surgical and Medical Instruments (compiled by Zacks Investment Research, Inc.), assuming $100 was invested on December 31, 2008 in our common stock, the Russell 2000 Index and the SIC Code Index and dividends were reinvested.