Form 10-K, Exhibit 13
period 2014-12-31
ATRION CORP
filed 2015-03-13
CIK 701288

Exhibit 13.1

Company/Index	2009	2010	2011	2012	2013	2014
Atrion Corporation	$100.00	$122.97	$166.18	$143.84	$219.68	$254.36
Russell 2000 Index	$100.00	$126.81	$121.52	$141.42	$196.32	$205.93
SIC Code Index	$100.00	$103.72	$103.34	$123.29	$156.95	$189.97

The graph set forth above compares the total cumulative return for the five-year period ended December 31, 2014 on the Company's common stock, the Russell 2000 Index and SIC Code 3841 Index--Surgical and Medical Instruments (compiled by Zacks Investment Research, Inc.), assuming $100 was invested on December 31, 2009 in our common stock, the Russell 2000 Index and the SIC Code Index and dividends were reinvested.