Form 10-K, Exhibit 13
period 2015-12-31
ATRION CORP
filed 2016-03-10
CIK 701288

Exhibit 13.1

Company/Index	2010	2011	2012	2013	2014	2015
Atrion Corporation	$100.00	$135.13	$116.97	$178.64	$206.84	$233.94
Russell 2000 Index	$100.00	$95.82	$111.49	$154.78	$162.35	$155.18
SIC Code Index	$100.00	$92.73	$111.94	$157.36	$191.14	$165.69

The graph set forth above compares the total cumulative return for the five-year period ended December 31, 2015 on the Company's common stock, the Russell 2000 Index and SIC Code 3841 Index--Surgical and Medical Instruments (compiled by Zacks Investment Research, Inc.), assuming $100 was invested on December 31, 2010 in our common stock, the Russell 2000 Index and the SIC Code Index and dividends were reinvested.