Form 10-K, Exhibit 13
period 2016-12-31
ATRION CORP
filed 2017-03-13
CIK 701288

  Exhibit 13.1

Company/Index	2011	2012	2013	2014	2015	2016
Atrion Corporation	$100.00	$86.56	$132.20	$153.07	$173.12	$232.44
Russell 2000 Index	$100.00	$116.35	$161.52	$169.42	$161.95	$196.45
SIC Code Index	$100.00	$118.75	$166.81	$192.53	$206.24	$239.63

The graph set forth above compares the total cumulative return for the five-year period ended December 31, 2016 on the Company's common stock, the Russell 2000 Index and SIC Code 3841 Index--Surgical and Medical Instruments (compiled by Zacks Investment Research, Inc.), assuming $100 was invested on December 31, 2011 in our common stock, the Russell 2000 Index and the SIC Code Index and dividends were reinvested.