Form 10-K, Exhibit 13
period 2017-12-31
ATRION CORP
filed 2018-02-27
CIK 701288

Exhibit 13.1

Company/Index	2012	2013	2014	2015	2016	2017
Atrion Corporation	$100.00	$152.72	$176.83	$200.00	$268.53	$336.43
Russell 2000 Index	$100.00	$138.82	$145.62	$139.19	$168.85	$193.58
SIC Code Index	$100.00	$140.92	$166.14	$176.77	$205.60	$257.98

The graph set forth above compares the total cumulative return for the five-year period ended December 31, 2017 on the Company's common stock, the Russell 2000 Index and SIC Code 3841 Index--Surgical and Medical Instruments (compiled by Zacks Investment Research, Inc.), assuming $100 was invested on December 31, 2012 in our common stock, the Russell 2000 Index and the SIC Code Index and dividends were reinvested.