Form 10-K, Exhibit 13
period 2018-12-31
ATRION CORP
filed 2019-02-26
CIK 701288

Exhibit 13.1

Company/Index	2013	2014	2015	2016	2017	2018
Atrion Corporation	$100.00	$115.79	$130.96	$175.83	$220.29	$260.94
Russell 2000 Index	$100.00	$104.89	$100.26	$121.63	$139.44	$124.09
SIC Code Index	$100.00	$115.24	$123.26	$143.46	$178.39	$171.03

The graph set forth above compares the total cumulative return for the five-year period ended December 31, 2018 on the Company's common stock, the Russell 2000 Index and SIC Code 3841 Index--Surgical and Medical Instruments (compiled by Zacks Investment Research, Inc.), assuming $100 was invested on December 31, 2013 in our common stock, the Russell 2000 Index and the SIC Code Index and dividends were reinvested.