Form 10-K, Exhibit 13
period 2019-12-31
ATRION CORP
filed 2020-03-02
CIK 701288

Exhibit 13.1

Company/Index	2014	2015	2016	2017	2018	2019
Atrion Corporation	$100.00	$113.10	$151.85	$190.25	$225.35	$230.21
Russell 2000 Index	$100.00	$95.59	$115.95	$132.94	$118.30	$148.49
SIC Code Index	$100.00	$106.07	$123.01	$154.51	$150.56	$179.58

The graph set forth above compares the total cumulative return for the five-year period ended December 31, 2019 on the Company’s common stock, the Russell 2000 Index and SIC Code 3841 Index--Surgical and Medical Instruments (compiled by Zacks Investment Research, Inc.), assuming $100 was invested on December 31, 2014 in our common stock, the Russell 2000 Index and the SIC Code Index and dividends were reinvested.