Form 10-K, Exhibit 13
period 2020-12-31
ATRION CORP
filed 2021-03-01
CIK 701288

EXHIBIT 13.1

Company/Index	2015	2016	2017	2018	2019	2020
Atrion Corporation	$100.00	$134.26	$168.21	$199.25	$203.54	$175.78
Russell 2000 Index	$100.00	$121.31	$139.08	$123.76	$155.35	$186.36
SIC Code Index	$100.00	$116.43	$144.67	$140.90	$169.11	$184.59

The graph set forth above compares the total cumulative return for the five-year period ended December 31, 2020 on the Company's common stock, the Russell 2000 Index and SIC Code 3841 Index--Surgical and Medical Instruments (compiled by Zacks Investment Research, Inc.), assuming $100 was invested on December 31, 2015 in our common stock, the Russell 2000 Index and the SIC Code Index and dividends were reinvested.