Form 10-K, Exhibit 13
period 2021-12-31
ATRION CORP
filed 2022-02-25
CIK 701288

EXHIBIT 13.1

Company/Index	2016	2017	2018	2019	2020	2021
Atrion Corporation	$100.00	$125.29	$148.40	$151.60	$130.92	$145.24
Russell 2000 Index	$100.00	$114.65	$102.02	$128.06	$153.62	$176.39
SIC Code Index	$100.00	$128.63	$129.29	$155.54	$172.24	$181.32

The graph set forth above compares the total cumulative return for the five-year period ended December 31, 2021 on the Company's common stock, the Russell 2000 Index and SIC Code 3841 Index--Surgical and Medical Instruments (compiled by Zacks Investment Research, Inc.), assuming $100 was invested on December 31, 2016 in our common stock, the Russell 2000 Index and the SIC Code Index and dividends were reinvested.